2011 ANNUAL REPORT
FACT BOOK

PLATINUM GROUP METALS

PLG:NYSE AMEX
PTM:TSX

Box Cut Excavation
Mining Equipment Shops
Potable Water Storage
Mine Water Storage
Silt Trap Access
Mine Water Silt Trap

LETTER

To the Shareholders of Platinum Group Metals

Pt
78
195.08

7 million
oz. Platinum Mine
under construction

250,000
man hours worked

30%
local employment

$

USD **100** million
for Phase 1 budget

CAD **112**
in consolidated cash
at year end

DEAR FELLOW SHAREHOLDER,

FACTS

This year's annual report has the title of a Fact Book. We simply put forward the facts about our Company, our assets, our progress and our plans. In short, we have been very successful and we have a very exciting future as we continue to safely build our WBJV Project 1 platinum mine.

We have a world-class, 7 million ounce (our share) Platinum mine in construction called the WBJV Project 1. We have advanced the project under an updated new order bulk sample permit from the Department of Mineral Resources that allows for our site establishment and underground development to start.

We have made excellent progress with the mine project, completing civil works, boxcut excavation for the underground development and connections to water and power. The underground work has now started as well. We have established long term commitments for all of these items with the relevant authorities and key contractors. We have done all of this on budget. Our overall Phase 1 investment in the Project is budgeted at USD $100 million and we are about USD $50 million through the project at this time.

We have safety as our number one priority and we have completed our work so far safely with 250,000 man hours worked without a lost time incident. We continue to have a positive relationship with the local communities and government, in a climate of mutual respect. We have been able to meet our target of 30% employment from the local community during the initial contracting ramp up period, when time is short and when it is most difficult to hire locally.

We have $112 million in consolidated cash at year end that we are able to use to move our plans ahead.

We are supported by a mandated set of banks for a Project loan of USD $260 million plus a working capital facility of USD $25 million. Due diligence by the banks and loan documentation is in progress at the time of writing.

We have a solid team to execute our plans to build a mine and explore for more platinum in South Africa and Canada. We have some excellent exploration programs in progress now.

MILESTONES

Our plans in early 2012 include;

- Completing the final Mining Right Permit
- Completion of an off-take agreement with a smelter to buy our platinum concentrate from the mine
- Final documentation of the loan and draw down of the credit facility
- Commencement of Phase 2 of the construction of the mine and mill facilities
- Continued exploration for new platinum deposits on our own and with funding partners in South Africa and Canada

These are the facts and our plans.

2011 ANNUAL REPORT P.1

PAST MILESTONES

2009

October
Completion of the Updated Feasibility on WBJV Project 1

2010

April
Completion of "Project Delta" to increase the Platinum Group stake in Project 1 from 37% to 74%

October
Completion of $144 million Bought Deal Financing at $2.05 per Share with BMO, RBC, GMP as Lead underwriters, including over allotment

December
USD $100 million budget was approved for the start of construction at the WBJV Project 1

2011

February
Eskom Contract completed for construction power in 2011 and Full 40MVA for the WBJV Project 1 Mine

April
Bulk Sample Permit including permit for underground development received from the Department of Mineral Resources

Exploration for Platinum Group increases in Canada and South Africa

LETTER

To the Shareholders of Platinum Group Metals (Continued)

4.2 billion people exist in the developing world, including China, India and Brazil. Growth in vehicle consumption will likely continue to come from these emerging markets, and platinum, palladium and rhodium are required for the catalytic converters for these cars.

CLIMATE

All of this has been completed with the backdrop of a world of worry in September and October 2011. In the words of one investment banker – "the 4.2 billion people in the developing world have not put their aspirations on hold". Never before has there been so much communication and co-operation in the world. Nations are co-operating with a similar view of basic human rights. Trade is truly global, especially in commodities. The amount of communication is an advantage in some ways and it creates issues in other ways. In my view, there is too much communication and not enough analysis creating extreme volatility.

We see solid demand for our product – the platinum group metals (see the Platinum Markets section of this document). USA car sales for September have surprised to the upside and platinum is required for the catalytic converters for these cars as well as the growing emerging markets. There is a shrinking ability of the world to meet demand. Mines in South Africa are challenged with an increased depth and an increased focus on safety. We have an advantage of a shallow depth and a fresh start of mine culture to focus on safety. All around us and deeper we see new mines being developed on the same layers we plan to mine. These mining construction projects by Impala Platinum, the Royal Bafokeng and Jinchaun (the Chinese State company) have significantly greater depths, longer lead times and greater capital costs confirming our excellent position in the competitive market. There is good co-operation among the operators in the area as well as we look for ways to save costs and maximize the benefits to the local communities.

Platinum supply by region
Million oz
South Africa
Russia
North America
Others
0
1
2
3
4
5
6
7
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: Platinum 2011 Interim Review (www.platinum.matthey.com)

P.2 PLATINUM GROUP METALS

May
Platinum Group completes the purchase of the Sundown Ranch and Hotel including the area surrounding the proposed mine infrastructure

May
Mining Rights Application for the WBJV Project 1 area accepted by the Department of Mineral Resources, South Africa

Control of 26% Partner Wesizwe passes to Jinchaun of China as they invest USD $877million into the adjacent platinum mine development

July
WBJV Project 1 excavations and civil work progressing and underground development contractor selected

August
Mandate announced for USD $260 million project Senior Loan in line with guidance

September
Final Environmental Impact and Community Meetings in progress for WBJV Project 1, on time

Platinum Group Metals acquires drill ready Canadian Platinum Project near Diavik Diamond Mine, in the Northwest Territories, Canada

October
Platinum Group adds to its executive team with Mlibo Mgudlwa, Vice President in South Africa and Kris Begic, Vice President in Canada

October 2011 WBJV Project 1 platinum mine construction progress solid

SOUTH AFRICA

South Africa has seen a large amount of press in the past year. We have experienced a very positive operating environment and put forward the following facts;

- Mining is very important to the South African economy with 19% of Gross Domestic Product and 35.9% of exports (in 2010) (Source: Chamber of Mines, South Africa)
- The government of South Africa has been clear and steadfast in stating the importance of direct foreign investment and security of title for developing jobs
- We have had and continue to have a positive interaction with government on a professional and thorough basis
- 80% of the residents in the communities around the mine have Standard 10 or Grade 8 education – and we have been able to hire 30% of our workers on site locally. This creates a positive environment for the mine
- We have been granted a bulk sample permit so that our site establishment and underground work has been able to start and we have seen prompt attention and feedback to our mining rights application
- The process for completing a mining right is well organized and is responsive
- The market is discounting South African precious metals companies based on perceived risk

CONCLUSION

Our valuation currently does not reflect our progress or our opportunities in our view. We have the cash to advance WBJV Project 1 Platinum Mine and we have the mandated support of a strong syndicate of banks. We are confident about our WBJV Project mine plan and the macro picture for platinum demand. We believe we have some excellent exploration projects to add value per share considering our limited shares issued. We continue to do our work diligently, focused on delivery of our milestones with an excellent team.

R. Michael Jones, P. Eng
President, CEO and Co-Founder

2011 ANNUAL REPORT P.3

WBJV PROJECT 1 PLATINUM MINE At A Glance

275,000
ounces of Platinum, Palladium, Rhodium and Gold/yr, 4E at Steady State

(*Updated Feasibility Study October 2009)

Project Objective:	To develop a world-class, safe, modern, profitable platinum mine
Safety Record:	250,000 man hours worked without a lost time accident or incident, 300 persons on site at time of writing
Completed:	Surface infrastructure, power and water connections, box cut and the start of underground development
Scale:	275,000 ounces of Platinum, Palladium, Rhodium and Gold/yr, 4E at Steady State
Metal Ratios Merensky	64% Pt, 27% Pd, 4% Rh, 5% Au
Metals Ratios UG-2	63% Pt, 26% Pd, 10%Rh,1% Au
Production Target:	Q4 calendar 2013
Permit Stage:	New Order Bulk Sample Permit approved, Mining Right in Progress, first quarter calendar 2012
Access and Infrastructure:	Paved highway, 30 min from Rustenberg smelters, power and water connected, adjacent to 70% of world's platinum mines
Initial Investment:	USD $100 million, funded and in progress
Estimated Capital Cost:	USD $443 million*
Resources:	8.2* million ounces 4E
Reserves:	3.5* million ounces 4E
Mine Life:	20 years+
By Products:	Nickel, Copper, Iridium and Osmium, Cobalt
Project Debt Planned:	$260 million
Project Equity Planned:	USD $183 million, $83 million post $100m investment in progress
PLG/PTM Equity Balance:	USD $62 million
Project Debt to Equity Ratio:	59%/41%
Banking Mandate Leads:	Barclays, Standard, CAT and West LB
Banking Stage:	Final technical and legal due diligence and documentation in progress
Hedging:	Pt Minimal, focused on by-products and Pd

P.4 PLATINUM GROUP METALS

20+ years
planned mine life

8.2 million
ounces 4E in resources

3.5 million
ounces 4E in reserves

Plan

A world class, near surface platinum mine in the heart of the world's platinum production. Platinum is rare and near surface platinum mines are even rarer. Our objective at WBJV Project 1, is to build a safe and profitable platinum mine, with maximum benefits to our shareholders and the members of the local communities near the mine.

Section of the Mine Plan (Looking West, Underground)

N
Shallow
Deeper
Access and Ventilation Tunnel
Stopes to be Mined on Reef
Central Area Access Declines
Pillars Between Stopes
Connections and Muck Bays
Main Twin Decline Tunnels
Haulage Level
Box Cut into Rock for Declines
Raise to Connect Stopes
Stopes
Haulage Levels
Stopes Avg. 75m x 25m
1 Km

Construction Site (Surface)

Central Box Cut
Laydown Area
Contractor Area
Water Containment Dam

2011 ANNUAL REPORT P.5

WBJV PROJECT 1 PLATINUM MINE At A Glance

300
persons on site

2000+
jobs at full production

10 MVA
construction

40 MVA
production power secured

6 ML/day
of water allocated in regional water scheme

The box cut excavation allows underground tunnelling to commence in hard rock.

R. Michael Jones, CEO (centre left) and Frank Hallam, CFO (centre right), with members of the mining contractor JIC team with a drill "Jumbo" in the background. The drill Jumbo allows for multiple holes for blasting and tunnelling to be completed at one time.

P.6 PLATINUM GROUP METALS

Peter Busse, COO and
R. Michael Jones, CEO, on site.

Surface facilities for the USD $100m project investment were largely complete in October, 2011.

An underground mine truck dumping rock on surface.

Final construction being completed on the WBJV water containment dam. The new large head frames for the Styldrift Platinum Mine of RB Plats in the background.

2011 ANNUAL REPORT P.7

Safety

OUR FIRST OBJECTIVE is safety and it is the number one thing we talk about at all levels from the top down in our mine construction. We very much believe that a positive attitude towards safety must come from all levels of our work.

Profit

OUR SECOND OBJECTIVE is to be profitable and the WBJV Project 1 is being executed on budget. Value engineering on the details of the first three years of mining is in progress.

Community

OUR THIRD OBJECTIVE is to maximize the value of the project to the local community. At the time of this annual report we have been successful in involving approximately 70 people from the local community in the project jobs during the initial contracting phase where we have 300 people on site. This is close to the project target of 30% of the approximately 2000+ jobs at full production. We continue to engage with the local community in our environmental assessment process for the mining right. The project has had positive feedback on how we can be involved in training and community projects. Jobs and environmental protection are the top issues we are mandated to address.

FAQs

(Frequently Asked Questions)

"What about South Africa and their political troubles, are you worried about and do you find it hard to operate there?"

We have discussed the priorities of the creation of jobs, security of tenure and direct foreign investment directly with the Minister of Mines, and the Premier of our province in South Africa. The information we have received directly is that there is strong support for the climate that we require to invest and build new mines. We have found the Department of Minerals Resources to be direct, strict, above board and reasonably responsive to our needs. We have had strong confirmation of our structure and plans with the recent signing of our updated permits to go underground.

WBJV

Project 1 Platinum Mine (Continued)

Our Exclusive Neighbourhood

In the area of the WBJV Project 1 including our project there is approximately USD $4 billion of investment going on for new production. The production from our mine and the mines being developed around us, will largely replace deeper production areas where infrastructure is running out of room and the capital costs to go deeper are enormous. Our project is the lowest capital cost in our neighbourhood. Impala, Royal Bafokeng Platinum and Jinchaun are all developing mine access to the same layers we are planning to mine.

Our reserves are in two reefs or layers that are mined around the famous Bushveld Complex. After completing 300 boreholes in the area to define the reef positions, a feasibility study and an updated feasibility study were completed in 2008 and 2009.

Phase 1

The Updated Feasibility study is the basis for our decision to invest USD $100 million in the project. The basics elements of the USD $100 million investment are the purchase of all of the surface rights in the area in and around the mine, including the Sundown Ranch and Hotel, site establishment, water and power connections, the box cut and twin underground tunnel development to access the Merensky and UG-2 reefs approximately 140 meters below the surface. We are completing this work under a Bulk Sample Permit issued by the Department of Mineral Resources in April 2011. We expect to intersect the ore in the fourth calendar quarter of 2012.

Phase 2

Once the Mining Right is approved by the Department of Mineral Resources the second phase of the mine development can proceed involving the development of the south box cut and construction of the mill facilities.

The planned mining method is "conventional" with mechanized development. In this mining method drill "Jumbos" with multiple drills on a hydraulic arm, with load haul dump rubber tired trucks are used to create access tunnels into and below the ore. The mining method of the ore itself involves hand held drills and scrapers to mine the 1.2-1.6m thick ore. The conventional

P.8 PLATINUM GROUP METALS

WBJV

Project 1 Platinum Mine (Continued)

FAQ

"Do you really want to build a mine and do you have the team to do it?"

The answer to both questions is yes. We want to ensure the best return to shareholders in any market and Platinum Group Metals has a strong team. The share price is not conducive to a premium to market based transaction at this time.

Your senior management has been involved in precious metals mine building, mining and production for over 25 years. In addition to Thys Uys our Project Manager and Peter Busse our COO, we have added a full time senior project engineer with direct platinum mine experience in South Africa, Pran Maharaj. We have also added Mlibo Mgudlwa, a lawyer, as Vice President in South Africa recently.

mining method involves a large labour component and is a proven reliable, safe mining method with less dilution of the ore with surrounding waste rock compared to full mechanized mining.

In the UFS the target of early mining was all Merensky Reef. Since the UG-2 ore can be accessed early by the same tunnels the engineering team is looking at the value of early UG-2 access and mining.

The target for commissioning of the plant is in calendar 2014. An important aspect will be the delivery of 40MVa under the contract the WBJV Project 1 has with Eskom and the delivery of 6 mega litres of water per day by Magalies Water Board. The allocations with both of these utility providers are in place and the WBJV is part of a larger municipal plan for the 4 new platinum mines in the area, chrome developments and with the municipalities growing needs. The utilities have both been responsive to our needs and time lines.

The mine construction will include 2 decline areas, the north central (Phase 1) and the south decline (Phase 2) along with a concentrator to produce copper, nickel, platinum group element concentrate for shipment to a third party smelter.

The mill is designed to process 140,000 to 160,000 tonnes per month from the underground mine. The initial target of mining is the Merensky Reef which is higher grade. The mill could accept up to 20% UG-2 reef in its process. The same mill can also run more than 20% UG-2 reef, as it does later in the Feasibility mine plan, but it would need to run this in a separate batch to maximize recovery.

Discussions with smelters for an offtake agreement are in progress and there is good interest in our product. Jinchuan, the Chinese state company, has also expressed interest in off take and synergies.

The project execution to date has proceeded according to plan and budget. The overall mine design is sound. The detailed mine design engineering and implementation level plan, beyond the Feasibility for the first three years of production is in progress at time of writing.

In the area of the WBJV Project 1, including our project, there is approximately USD $4 billion of investment going on for new production.

PTM Projects
Merensky Reef
UG2 Reef
City
Western Limb
Wesizwe Jinchuan
RBPlats
Implats
Impala Platinum
WBJV
P3
WBJV
P1
Rustenburg
Sable Joint Venture
PTM
Pretoria
Rustenburg
Anglo Platinum
Pandora
Anglo Platinum/Lonmin
Johannesburg
0
25
50
100
Kilometres

2011 ANNUAL REPORT P.9

WBJV

Project 1 Platinum Mine (Continued)

FAQ

"Where are you going to get the rest of the money to build WBJV Project 1 in the current climate?"

Future funding is always subject to market conditions for debt and equity funding. We have a very strong group of institutional owners that have been major owners of the company for years. We also have assembled an "A" group of project lending banks that have advanced credit at our scale to other mining projects recently. There is always financing risk until it is completed. We have as strong a group on debt and equity as can be assembled. Also with our current funding we complete an important sustainable business objective with access to the ore. If capital became scarce we would have a product available for sale.

Project Finance and Our Investors

Platinum Group Metals Ltd. completed a $144 million bought deal financing in November 2010 with a syndicate of investment banks including BMO, RBC and GMP, at $2.05 per share. This allowed Platinum Group to subscribe for additional shares of Maseve 11 Investments Pty Ltd., the South Africa Project holding company. Platinum Group Metals Ltd. holds 74% of the Maseve shares and Africa Wide Mineral Prospecting Pty Ltd. – a subsidiary of Wesizwe Platinum owns 26%. Wesizwe Platinum in turn is owned and controlled 45% by Jinchuan of China.

Platinum Group controls 7 of the 9 Board seats of the operating company that is governed by a shareholders agreement. The 408 million Rand (US$51 million at 8R/US$) that Platinum Group contributed to Maseve in subscription is escrowed there for Africa Wide's contribution to costs of the operating company.

Project lending is planned at the Maseve Project Company level. In this way the banking security can be at the operating company level where the permits are and the bank funding will benefit both partners pro-rata.

In August 2011 a mandate for US$260 million of project financing was completed with Barclays Capital, Standard Bank, West LB and CAT Finance. This followed a highly competitive and detailed selection process with 17 banks. The banking arrangements are subject to legal and technical due diligence which is well in process at the time of writing.

THE YEAR AHEAD

Next year will be very exciting as we move our mine build ahead and we explore for more platinum in South Africa and Canada. In calendar 2012 we plan to;

- Receive the Record of Decision on our Mining Rights Application
- Complete a synergy study with Wesizwe/Jinchuan
- Complete a USD $260 million project loan
- Complete the Phase 1 construction and have underground access to the orebody
- Advance into Phase 2 of our mine build at the WBJV Project 1
- Announce results of our Sable Joint Venture in the Bushveld Complex South Africa
- Continue with exploration and drilling with the JOGMEC – the government of Japan in the North Limb of the Bushveld Complex
- Initiate exploration and drill on an exciting new Nickel-copper PGM project called Providence in the Northwest Territories near the Diavik Diamond Mine

P.10 PLATINUM GROUP METALS

PLATINUM GROUP METALS

KEY FACTS

About Platinum Group Metals

84 million units of light and heavy duty vehicle production globally, estimated for 2011

13 million units sold in China, the world's largest auto market, in 2010

1.65 million ounces of platinum purchased in the Chinese jewelry sector in 2010. Platinum remains the preferred bridal metal for affluent consumers.

ETF investment vehicles have launched and are gaining popularity:

1.5 million ounces of platinum

2.0 million ounces of palladium

PGM DEMAND:

Recovery in Place

The world economy showed signs of recovery in 2010 after the financial crisis of 2008. The global automobile industry, which is the key driver for PGM demand underwent a violent restructuring and has emerged in a more viable form. Global light and heavy duty vehicle production surpassed 81 million units in 2010 and is on track to exceed 84 million units in 2011. Future growth in vehicle consumption will likely continue to come from emerging markets including China, India and Brazil. China continues to be the largest auto market in the world with 2010 car sales exceeding 13 million units.

As illustrated in the chart below the historic relationship between PGM prices and global auto sales has been highly correlative.

Platinum Price vs. Global Auto Sales

Platinum
Auto Sales
Platinum US$
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
78
76
74
72
70
68
66
64
62
60
58
56
54
52
50
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Platinum

The platinum market was estimated to be in a small surplus of 20,000 ounces in 2010. Overall demand increased by 16% to 7.88 million ounces as the automobile and industrial sectors rebounded. Supply was up slightly at 7.9 million ounces including 1.84 million ounces of recycled material.

The launch of the US based ETFs for both platinum and palladium has helped underpin prices. Currently global ETF products account for about 1.5 million ounces of platinum and 2.0 million ounces of palladium. ETF investment vehicles for both metals have gained in popularity.

Demand for platinum from the jewelry sector declined by 14% to 2.42 million ounces. Higher platinum prices in 2010 resulted in reduced Chinese jewelry demand. Purchasing of platinum by the Chinese jewelry sector remained robust at 1.65 million ounces but paled in comparison to the 2.0 million ounces consumed in 2009. Although demand was down Chinese consumers have not shown significant resistance to higher prices as platinum remains the preferred bridal metal for affluent consumers.

2011 ANNUAL REPORT P.11

PLATINUM MARKET

Demand Recovered, Supply Struggles

PGMs

Platinum
Palladium
Rhodium

Palladium

The palladium market was estimated to be in a deficit of 490,000 ounces in 2010. Gross demand increased by 23% to a record 9.63 million ounces due to strong purchasing by the automotive and investment sectors. Supplies of palladium climbed to 9.14 million ounces including recycling.

Comments from Norilsk Nickel, the world's largest producer of palladium and the Russian government concerning the exhaustion of Russian palladium stockpiles has led to significant speculative positioning in the metal. Combined with strong growth in gasoline based automotive sales in emerging markets, palladium demand was strong in 2010.

30X

More Rare Than Gold

If all the gold ever mined was melted, it would fill up three olympic sized swimming pools. Platinum, however would only reach up to your ankles in a single pool.

Source: Platinum Guild International

PGM SUPPLY:

Where's the margin?

We have witnessed a virtual doubling of Platinum prices from the lows of 2008. The global automobile sector, the key driver for global PGM demand, has recovered with sales surpassing pre-crisis levels. Over that same period the PGM mining industry has failed to boost production. South African production remains highly constrained due to a host of issues including diminishing grades, cost inflation, a strong Rand and prohibitive capital costs related to deep expansion. At current prices, almost half of the operating mines in South Africa either lose money or break even. In order to justify investment for expansion the industry will require a significantly higher basket price going forward.

The WBJV Project 1 is well positioned to be highly profitable in the current metal price environment as it remains one of the few new platinum expansion projects in South Africa with a strong estimated operating margin. Platinum and palladium are extremely rare and essential to the global economy.

Platinum
Gold

P.12 PLATINUM GROUP METALS

PLATINUM GROUP METALS

Pretoria
(Administrative)
Johannesburg
WBJV
Bloemfontein
(Judicial)
Cape Town
(Legislative)
CAPITALS

SOUTH AFRICA

At a Glance

Literacy:

88.9%

is the average literacy rate in South Africa. (Persons of 15 yrs and over who can read and/or write in at least one language)

Economy:

Almost **25%** of the entire GDP of Africa is from South Africa.

South Africa has USD $357 billion GDP in 2010 - approximately four times its neighbours.

Area	1.2 milllion sq km
Population	49.3 million (Mid-2009 estimates)
Time	GMT + 2 hrs
Languages	11 Official languages English preferred language of business
Religion	Predominantly Christian. Freedom of worship guaranteed by the Constitution
Form of State	A unitary/federal hybrid, with powers shared between a central government and nine provincial governments
Legal System	Based on Roman Dutch Law and 1996 Constitution
Economy	The country leads the continent in industrial output (40% of Africa's total output) and mineral production (45% of total mineral production) South Africa accounts for almost 25% of the GDP of the entire African continent, with an economy more than twice the size of the second-biggest, Algeria (World Bank) Total GDP 2010: USD $357 billion GDP per Capita 2010: USD $7,158 Inflation: CPI: 4.1% (2010) PPI: 0.7% (Y-o-Y Dec09); 14.3% Annual Average Exports: Gold, minerals, diamonds, metals and metal products, foods, automotive components
Employment	24.3% unemployed
Financial Sector	South Africa ranks 12th in financial market sophistication, scoring 6.3 out of 7 by international standards. Also has strong investor protection mechanisms
Market Opportunity	More than 80% of world production in platinum group metals
Infrastructure	South Africa generates two-thirds of Africa's electricity (Eskom)
Tourism	The number of tourists visiting South Africa grew by 200% from 3 million in 1994 to over 9 million in 2007 (Departments of Environment and Tourism)
Income Tax	Companies: 33%
GDP Growth	2.8 % (2010)

Sources: South Africa at a Glance 2010-11, 16th Edition, Editors Inc., CIA World Factbook 2010

2011 ANNUAL REPORT P.13

EXPLORATION

In South Africa

Sable

The Sable Project is a joint venture between Platinum Group Metals and Sable Platinum Pty Ltd. Sable is a private South African Company founded by renowned platinum analyst Rene Hochreiter and James Allan. The project is situated on the eastern end of the Western Limb between the suburbs of Pretoria and the established Eland Platinum Mine. The Project covers an area of 8,487 hectares.

Sable can earn a 51% interest by spending 42 million RAND (5.25m 8R/$) over five years. Platinum Group will hold a 23% interest.

A first phase exploration program was conducted that included surface mapping. We identified the likely location of platinum layers from key marker layers. This was followed by detailed ground gravity and group magnetic profiles. On the same profiles, soil sampling assayed to ppb level was conducted. Five boreholes have been completed. A second phase exploration program for 5 million Rand ($625,000) has been approved which will include another five boreholes to firm up on the strike extent and down dip correlation of the target layers.

Waterberg

The Waterberg Project is a joint venture between Platinum Group Metals and the Japan-based company JOGMEC. The project covers an area of 13,714 hectares and is based on the northern extension of the Northern Limb of the Bushveld Complex.

JOGMEC can earn a 37% interest by spending USD $3.2 million over 4 years.

A detailed ground geophysical survey was conducted consisting of gravity and magnetics. Based on the interpretation and modelling of the geophysical data, a first phase drilling program was planned. Drilling of the first hole confirmed the presence of the Bushveld Complex overlain by a layer of Waterberg sediments. A second phase drilling consisting of six diamond drill holes is in progress and a zone of mineralization has been intersected in the first hole. The drilling program has been expanded at the time of writing as a result of encouraging results. Platinum Group has increased it effective stake from 37% to 49.97% post year end.

South Africa

Projects

PTM Projects

Merensky Reef

UG2 Reef

City

PTM/Jogmec
Waterberg
Northern Limb
PTM
Tweespalk
N
Angola
Zambia
Malawi
Mozambique
Namibia
Zimbabwe
Botswana
Pretoria
Swaziland
South Africa
Lesotho
Cape Town
PTM/Jogmec
Warsprings
Eastern Limb
Western Limb
WBJV
P3
Implats
Impala Platinum
WBJV
P1
Rustenburg
Sable Joint Venture
PTM
Pretoria
Rustenburg
Anglo Platinum
Pandora
Anglo Platinum/Lonmin
Johannesburg

P.14 PLATINUM GROUP METALS

EXPLORATION

In Canada

ONT Projects

Lake Nipigon
N
Triangle
Badger
North Y
Lac des Iles PGM Mine & 5 Mtpa Concentrator
Right Angle
Dog River
Disraeli
Taman East
Taman
Whitefin
LDI Targets
Orbit
Canada
LDI Project
United States
Cold Case
Quetico Fault
Magma Metals PGM Deposit
Bark Lake platinum-palladium project
Q-West
Diagonal
PLG/PTM Claims
Primary Highway
0 5 10 20
Kilometres

Platinum Group has re-activated its commitment to PGM exploration in Canada with the addition and exploration of 100% owned projects in both Northwestern Ontario and the Northwest Territories. Over 500 square kilometers were added through staking to the already significant land holdings maintained in the Lac des Iles and Sudbury exploration regions of Canada during the advancing mine build plans in South Africa. The majority of the new ground is located in the Thunder Bay North – Lac des Iles Region.

The Thunder Bay North area hosts Canada's only primary producing PGM mine, the Lac des Iles Mine (LDI), owned by North American Palladium. The LDI Mine is a large, low-grade open-pit mine hosted in an unusual Archean Age (2100 Ma) intrusive complex. Deeper workings at the mine have increased historic resources and defined higher grades of PGM material with Platinum to Palladium ratios of approximately 1:6. A newly discovered deposit type for the Thunder Bay North area occurs as PGM mineralization hosted in magma conduits or tubes. These deposit types are known in other PGM exploration camps around the world but have only recently been the focus of renewed exploration campaigns due to highly concentrated zones of PGM mineralization with higher Platinum to Palladium ratios of approximately 1:1. As is the case for the majority of the conduit deposit types, the recently discovered one near Thunder Bay is also Proterozoic in age (1200 Ma).

With the discovery of the younger, conduit style of PGM mineralization, PTM considers the potential for further discovery in the region to be excellent. With a spread of nearly one billion years separating the two styles of PGM mineralization there is a long lived history of PGM mineralization events in the region. Exploration work on the numerous PTM Canadian Exploration Projects includes airborne geophysical surveys, geochemical surveys, ground geophysical surveys and diamond drilling. Based on the exploration results thus far and the number, size and widespread distribution of PGM occurrences in the district, PTM plans to continue to hold these positions and add to them for further exploration.

2011 ANNUAL REPORT P.15

EXPLORATION

In Canada (Continued)

The Canadian exploration portfolio has also expanded north with the acquisition of 100% ownership in the Providence Ni-Cu-Co-PGM property in the Northwest Territories. The property covers approximately 20 kilometers of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. There is an established three dimensional target with sixteen drill intercepts of copper, nickel and impressive PGM grades as well as regionally mapped district potential. Platinum Group is planning for an early 2012 supply and exploration start up utilizing the winter road that services the Diavik Mine, located 70 kilometers east of the project. Diamond drilling is planned to expand the extent of known mineralization as well as test numerous under explored targets defined by the work inherited from the previous owner along the 20 kilometer trend.

NWT Projects
City
Winter Road
Major Road
Territorial Boundary
Water Areas
Northwest Territories
Nunavut
N
Jericho Diamond Mine
Tahera (Closed)
Contwoyto Lake
Ekati
Diamond Mine
BHP Billiton
Providence Lake
Ni-Cu-Co-PGM Project
Diavik Diamond Mine
Rio Tinto/Harry Winston
Lac de Gras
Mackay Lake
Snap Lake
Diamond Mine
De Beers
Yellowknife
0 25 50 100
YT
NT
NU
BC
AB
SK
MB
ON

P.16 PLATINUM GROUP METALS

Our
COMMITMENTS

300
employees on site

100
of them are local

250,000
man hours worked without a lost time incident

4,500
resumes on file to meet targets for local hiring

Our commitment is to build value for our shareholders safely and responsibly. We have a responsibility to move our platinum assets forward to production and to look for new discoveries. We do our work safely, with solid environmental stewardship and we strive to maximize the value of the projects to the communities in which we operate. We follow the same set of principles in South Africa and Canada.

VALUE

We look for value in everything we do and we look to spend the company's money like it is our own. We instill this basic value with all of our employees and contractors. We endeavor to look for multiple paths and select the one with the lowest risk and the best return. We have worked hard to build a group of owners in our major shareholders that understand our value in the long term and that are supportive of our commitments. We have been successful in these efforts, keeping our issued capital modest and having a strong group of major shareholders.

SAFETY

Safety is a core value and commitment. We start every weekly project meeting with this subject and we give safety the highest priority. We have alignment on the priority of safety with our Engineering Procurement Construction Manager, DRA, for the WBJV Project 1 Platinum Mine and with all of our contractors in construction and exploration. At this time we have completed 250,000 man hours without a lost time incidence at the WBJV Project 1. We are pleased to report a positive safety record to date and this does not allow us to relent on our vigilance.

2011 ANNUAL REPORT P.17

Our
COMMITMENTS

RESPONSIBILITY

We take our obligations to protect the environment where we work seriously both in construction of the WBJV Project 1 Platinum Mine and in exploration. We keep an open mind on how we can improve our projects and we bring this approach to our interactions, in a climate of mutual respect, to our community meetings and environmental assessment processes. We start early with well documented reclamation of our exploration sites, open dialogue with regulators and start our community meetings during the exploration process.

SOCIAL AND ECONOMIC GOALS

We are committed to local involvement in our projects to the maximum extent that is practical. We are pleased to report that in the early stages of contracting work on the WBJV Project 1 Platinum Mine we have been able to make our overall target of 30% local employment. The construction phase is the most difficult time to hire locally as time is of the essence and the skills are specialized. We have set out an ambitious plan for training and community involvement in the WBJV Project 1. This is good business as it increases the potential for a stable work force and community support throughout the life of the mine. We have been involved in the community of the WBJV Project 1 Platinum Mine with community projects such as Fire Safety at Home and Eat What You Grow. These programs have been developed from the ground up as a result the of real need we have seen. These programs have been successful and will be expanded. We also see a large opportunity for community interaction in a positive climate through a Sports Academy with local schools. We purchased the Sundown Ranch and Hotel last year which included the surface rights over our mining area. A successful Sports Academy has been run for years at the Sundown and we are able to increase its scope and local involvement. We see the opportunity to promote healthy community involvement and to highlight the mining industry as a vocational opportunity to local kids.

At the WBJV Project 1 we also are interacting with the local municipalities to ensure that, where we can, we add to and integrate into their local plans. In terms of basic services like power and water all of the new mines in our immediate area are the essential initiative and funding for local services for the communities. Furthermore, a detailed Social & Labour Plan (SLP), which is a requirement from government, has also been developed and addresses two main pillars, namely

CRANE
CRANE

P.18 PLATINUM GROUP METALS

BEE

26%

BEE (Black Economic Empowerment) ownership is supported by Platinum Group Metals RSA Pty Ltd in all its exploration and mining ventures in South Africa since 2004 training and local economic development. This plan has been widely consulted with various stakeholders including the municipalities.

The Mineral and Petroleum Resource Development Act (MPRDA) of 2002 in South Africa defines a number of critical components that require annual reporting. These reporting guidelines are referred to as the Mining Charter. The Mining Charter Report Card covers many aspects of our Social Responsibility in South Africa.

MINING CHARTER REPORT CARD

Ownership

- Platinum Group Metals RSA Pty Ltd has supported a 26% BEE (Black Economic Empowerment) ownership in all its exploration and mining ventures in South Africa since 2004;
- In the WBJV Project 1, Platinum Group supported Africa Wide for 26% and subsequently designed and supported transactions for Africa Wide to broaden its empowerment base as part of Wesizwe and then Platinum Group sold to Wesizwe 18.5% of its attributable ounces to give it 100% of its project to move forward;
- Platinum Group also has supported its BEE partners throughout the exploration process and in the case of WBJV Project 1 provided for 408M Rand in construction funding for the empowerment interest as part of the consolidation of mineral rights completed in 2010.

Procurement and Enterprise Development

- Platinum Group has developed a Preferential Procurement policy that will drive all project related procurement and will ensure the achievement of the targets.
- To date, 70% of all our current capital spend has been awarded to companies with BBBEE (Broad Based Empowerment) rating of level 4 and above. We continue to look for opportunity to promote BEE business within a fair and reasonable tendering process to qualified contractors with targets on capital goods and local community development in line or in excess of the Charter. In this regard, we have commenced a project dealing specifically with the identification and development of local HDSA business.

Beneficiation

- The WBJV Project 1 Mine plans local beneficiation of platinum concentrate to a saleable export platinum product. Local beneficiation will focus on the commitments developed by the Department of Trade and Industry (DTI).

Employment Equity

- WBJV Project 1 site staffing model has been planned to meet the BEE Management target and when the ramp-up of site staff commences, compliance to this Charter requirement will be managed closely.
- Platinum Group Metals RSA has exceeded the required BEE target, but more work will be required at the Board level. Focus has been placed on the identification and training of women, a Charter requirement set by government.

2011 ANNUAL REPORT P.19

Our
COMMITMENTS

400+
youth have particpated in our successful "Eat What You Grow" community project

Human Resource Development

- Platinum Group has been supportive of human resource development since 2004. A number of new graduates and women in mining specifically have advanced their experience and training while at Platinum Group. A number of our early recruits have advanced their careers significantly.
- Our Social and Labour Plan for the WBJV Project 1 fully embraces the spirit and letter of the Charter and other regulations in this area.

Mine Community Development

- We strive to make our mine development an integral harmonious part of the substantial community in the area of the mine.
- A percentage of our payroll will be invested in essential skills development in collaboration with the local Integrated Development Plans (IDP's).
- We have worked hard in the mining area for the WBJV Project 1 to hire locally. We have established a 4,500 person data base of resumes from our area.
- We have been able to support local scholarships and co-op programs for senior level personnel in order for them to complete their training.
- In our purchase of surface rights we purchased the Sundown Ranch and Hotel and in recognition of its role in the community we encouraged the Hotel to continue under local management and sustained an integral part of the Community.

Housing and Living Conditions

- We support the national drive and objective of home ownership and to this end, will not plan any mine hostel facilities;
- Platinum Group has developed a Total Cost To Company remuneration model, which clearly makes provision for home ownership allowances.

Sustainable Development and Growth of the Mining Industry

- Platinum Group has environmental management systems that focus on mitigation and improvement;
- Our reclamation plan is continuously assessed and updated;
- We provide for the safe storage of waste and design the operation so that adequate resources are in place to meet all closure obligations;
- We have systems and plans for the improvement of all aspects of the operation for health and safety and the training of all persons at our sites on health and safety;
- We encourage research and development and we utilize South African facilities.

P.20 PLATINUM GROUP METALS

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Supplementary Information and MD&A
For the three and twelve months ended August 31, 2011

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 21, 2011 focuses on the Company’s financial condition and results of operations for the three and twelve months ended August 31, 2011 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2011 together with the notes thereto (the “Financial Statements”).

The Company prepares it’s financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking information and “forward-looking statements” within the meaning of applicable Canadian and US securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/ or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting timelines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.21

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

partners; socio economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form (“AIF”) dated November 21, 2011 which is available electronically at www.sedar.com.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All r esource estimates contained in this report have been prepared in accordance withNational Instrument 43 101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exists, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

1. DESCRIPTION OF BUSINESS

Pla tinum GroupMetals Ltd. is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Ontario, Canada.

The Company’s complement of staff, consultants and casual workers in both Canada and South Africa currently consists of approximately 30 individuals. A further six people have been appointed as the owner’s team for the Project 1 Platinum Mine (“Project 1”) in South Africa. Engineering, Procurement and Construction Management, (“EPCM”) provider, DRA Mining Pty Ltd. (“DRA”) has assigned approximately 30 people to the project. Civil and underground mining contractors currently have approximately 300 people working on site at Project 1. General office space and support services in Canada and South Africa are being maintained at similar levels in 2011 as compared to 2010, but at Project 1, existing facilities at the Sundown Ranch property owned by the Company have been renovated to handle mine site administration, site induction and staff services. An information technology and communication upgrade is also underway in Canada and South Africa to enhance the efficiency of data transmission within the Company. The upgrade is near completion.

2. PROPERTIES

The Company defers all acquisition, exploration and development costs related to mineral properties The. recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

P.22 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

The Company evaluates the carrying value of its property interests on a regular basis Any. properties management deems to be impaired are written down to estimated fair market value or are written off. During the period there were no material write-offs in deferred costs relating to South African or Canadian projects. For more information on mineral properties, see below and Note 4 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts all of its SouthAfrican exploration work through its 100% owned subsidiary, Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty.) Ltd. (“Maseve”), a company owned 74% by PTM RSA and 26% by Black Economic Empowerment company Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by JSE listed Wesizwe Platinum Limited (“Wesizwe”).

Project 1 and 3

Project 1- Financial Overview

The Company completed a definitive feasibility study FS”) in July 2008 and an updated feasibility study dated November 20, 2009(“ entitled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture (Elandsfontein and Frischgewaagd) (“UFS”) in October 2009 with respect to Project 1, which was at that time a portion of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The Base Case for the UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate, resulting in a pre-tax net present value of US $475 million for the project on a 100% of project basis. Applying a 5% discount rate resulted in a pre-tax net present value of US $981 million on a 100% of project basis. The UFS model does not include escalation of costs or metal prices due to inflation. The Base Case also calculated a strong Internal Rate of Return “IRR” (pretax) of 23.54%.

The UFS estimated average life-of-mine cash operating costs to produce concentrate at R525 (approximately US$65.63) per tonne of ore or R4,208 (approximately US$526) per 4E ounce. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices to September 2009) and US$1,025 (prices recent to September 2009). The UG2 layer represents the balance of modeled production. The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices to September 2009) and US$1,068 (prices recent to September 2009). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project, as described in the UFS, has an estimated life of 22 years with 9 years at steady state production of 234,000 to 300,000 4E ounces per year. Capital costs for the mine and concentrator are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding, both at an exchange rate of 8 Rand to the USD.

Currently, management believes the general outline of project implementation and timing is appropriate taking into account a delay to the effective project start from the dates in the UFS due to the time required to complete the restructuring of the WBJV (the “Restructuring”) and the two phase approach to development now being employed. Phase 1 development is underway, while Phase 2 of development will be dependent upon the grant of a final mining authorization, the completion of a concentrate off-take agreement and the arrangement of a commercial debt facility for the project, all three of which are currently in process.

In December 2010, the Company approved the $100 million Phase 1 budget for the development of twin central declines into the Project 1 deposit. The Company has committed $74 million against its 74% share of this budget. Phase 1 included the purchase of surface rights and facilities at a cost of R 130.0 million (approximately $18.81 million). The remainder of the Phase 1 budget is to be applied for surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development. Work completed under Phase 1 is a component of the estimated US$443 million peak funding to build Project 1. In April 2011 the board of Maseve approved a disbursement from Maseve of $6.2 million (Rand 43 million) to cover reimbursement to PTM for past costs and value engineering.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.23

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

Project 1 - Activities in the Current Year

Dur ing the year endedAugust 31, 2011, the Company incurred exploration, engineering and development costs of $23.14 million for Projects 1 and 3 and invested approximately $20 million of property, plant and equipment towards the development of Project 1. In the prior year’s comparative period, this property was held in a joint venture arrangement and engineering and development costs for the Company’s account was $0.9 million.

In October 2010, the Company appointed Mr. Thys Uys, a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, as the Company’s representative and project manager for development of the Project 1. An owner’s team consisting of people who previously worked with Mr. Uys on large scale mining construction projects has also been appointed, including a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Company’s Environmental Impact Assessment and Management Plan.

In December 2010, the Company appointed DRA as EPCM contractor for surface infrastructure and underground development. DRA has assigned approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore during Phase 1 construction. DRA’s scope of work includes engineering, design, construction management, administration and cost and schedule control.

In late March 2011, the Company received a positive record of decision from the Department of Mineral Resources of the Government of South Africa (“DMR”) for its detailed underground development plans and environmental management program, including the taking of a bulk sample. The consent of the DMR requires compliance with underlying regulations related to health, safety and environment. The final mining right application and social and labour program for Project 1 was filed in April 2011 and was later accepted for processing by the DMR. Application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR. An update to the public participation process, including project publication, placement of notices and public meetings with local government and interested and affected parties is underway.

During February, March and April 2011, the Company conducted approximately 16,850 metres of infill drilling on the near surface portions of the Project 1 platinum deposit in order to move resource blocks from the indicated to measured level of confidence and to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes. As a result of this work, refinements to the scheduled mining during the first three or four years of the planned Project 1 mine life of both UG2 and Merensky Reef tonnage are currently being modeled and implemented. New geo-statistical information resulting from the latest borehole data, combined with the modified modeling, mine planning and scheduling, could result in changes to the reported reserves and resources. During the execution of the development plan, changes to the estimated capital cost for the development of the Project 1 Platinum Mine may occur.

Civil construction for Phase 1 of Project 1 began in May 2011, with the mobilization of civil contractor Wilson Bailey Holmes (“WBH”), who is responsible for major surface infrastructure excavation and construction. An expenditure for civil construction of R 23.62 million (approximately $3.3 million) has been incurred to August 31, 2011 from a commitment of R35.6 million (approximately $5.09 million). The box cut excavation was completed in mid-September. WBH executed the first undercut blasts to commence underground development in October. WBH remains on site and is currently working to complete surface infrastructure.

In July 2011, JIC Mining Services (“JIC”) of Johannesburg, South Africa was awarded the contract to develop the twin 1,200 meter underground decline tunnels into the center of the Project 1 platinum deposit. JIC took over underground development from WBH in mid-October. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone Platinum Mine immediately adjacent to the Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing 7,200 people. JIC has a good safety record and have invested in an accredited training facility near Project 1. Total primary underground development cost for Phase 1 based on the JIC contract is estimated at R 206.85 million (approximately $28.90 million on August 31, 2011), resulting in an estimated cost per unit for underground development below the estimate in our Updated Feasibility Study. An initial pre-payment of R 25.0 million (approximately $3.50 million) was released to JIC after JIC provided an appropriate form of performance guarantee. A further retention amount of R 20.69 million ($2.90 million) was released to JIC approximately ten days later. JIC will be paid according to progress invoicing as work is completed over approximately seventeen months. Phase 1 is currently about 55% to 60% complete, is on budget and within 10 to 12 weeks of being on time.

P.24 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Ancillary servicing for the site including, buildings, piping, cabling, fencing and security have been initiated for a commitment of approximately R14.4 million (approximately $2.06 million). A temporary power supply of 1.5MVa has been installed on site and has been energized. A 10 MVa supply line is slated for completion and connection in 2012. Permanent power service for the remaining 30 MVa is being designed and engineered by Eskom to be supplied in 2013. The Company has paid Eskom R 51.71 million ($7.22 million at August 31, 2011) of an R 142.22 million (approximately $20.32 million) commitment for delivery of power.

The Company has entered into an agreement with regional water supplier, Magalies, for a temporary 0.5 ML/day water supply and have expended R 2.0 million (approximately $0.29 million). The construction of this supply is complete. The agreement for permanent water supply of 6 ML/day is being finalized and service is slated to be provided by 2013.

The Company has committed to Wrap-around Liability and Course of Construction insurance for Project 1 for a three year estimated cost of approximately $440,000. Additional insurance will be required for Phase 2 construction and mine operation. During fiscal 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international insurance broking firm.

The Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (“RBS”), to provide site and office human resources, organization design and planning services to Project 1. RBS specializes in the mining industry, and their team of Professional Engineers, Psychologists and Practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices. RBS has assisted the Company to complete a Local Skills Assessment in six communities to help identify candidates for leadership and staff positions as per the Company’s Social and Labour Plan and Human Resources Development obligations. Community members have already been hired and more are currently undergoing medicals, training and induction.

Project 1 - Mineral Resources and Reserves

The Company provided a statement of reserves Projectfor 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in a NI 43 101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43 101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold, 5.361 million indicated 4E ounces and 0.047 million inferred 4E ounces. Project 3 hosts an estimated 1.939 million indicated 4E ounces and 0.076 million inferred 4E ounces. Of the resources stated above for Project 1, there are 1.756 million 4E ounces categorized as proven reserves and 2.91 million 4E ounces categorized as probable reserves. The Company holds a 74% interest in the 4E ounces attributable to Project 1 and Project 3 as described above. New geo statistical information and ongoing mine design parameters resulting from recent infill borehole data, combined with modified modeling, mine construction steps and scheduling being completed at the time of writing of this MD&A, could result in changes to the reported reserves and resources for Project 1.

Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reserves are a sub set of measured and indicated resources included in the UFS and take into account mining factors and are not in addition to the resources.

Project 1 - Infrastructure and Metal Recovery

The UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and costed in the UFS based on a treatment rate 160,000 tonnes per month, rather than on 140,000 tonnes per month as in the FS. For the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.25

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. Additional metallurgical study is under way at the time of writing in order to refine the Company’s data in advance of formal off take negotiations.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

Project 1 - History of Acquisition

On October 26, 2004, the Company entered into the WBJV with a subsidiary Anglo Platinum Limited (“Anglo”) and Africa Wideof to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

Also, in 2004, the Company acquired the surface rights to the 365.64 hectares Elandsfontein farm and its underlying mineral rights. The Elandsfontein mineral titles were transferred to project operating company, Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company.

During 2008, the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for R 8.0 million (approximately $1.09 million) and the Company also acquired surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for a total of R 15.69 (approximately $2.14 million). The rights and title to the above two properties remain with the Company.

Based on the WBJV resource estimate contained in the FS, and under the terms of the original WBJV agreement, on April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $24.83 million (R 186.26 million).

Also on April 22, 2010, the partners of the WBJV completed the restructuring, a transaction dissolving the WBJV and reorganizing its underlying assets. Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests to Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into project operating company Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

In exchange for its 18.5% interest in Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

The sale of the Company’s 18.5% interest in Project 2 was accounted at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

The Company acquired a further 19.25% interest in Maseve in exchange for subscriptions in the amount of approximately $59 million as of January 14, 2011 (R 408.81 million), thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3.

After the WBJV Restructuring, the Company carries total deferred costs related to Projects 1 and 3 of $138.5 million at August 31, 2011. The non-controlling interest related to Wesizwe’s 26% holding of Maseve is recorded at $11.7 million as of August 31, 2011. In August 12, 2010 the Company acquired surface rights covering 1,713 hectares, including accommodation facilities overlaying the area of the planned Project 1 Platinum Mine, for approximately $18.8 million (R 130.0 million). The Company has assigned this property to Maseve and the purchase price was part of the Phase 1 development budget for Project 1 as described above.

P.26 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Other South Africa Properties

Exploration expenditures during the year on projects in South Africa other than Project 1 and Project 3 totaled $1.68 million (2010 - $1.99 million). Cost recoveries during the period in the amount of $1.69 million (2010 -$1.94 million) were received from joint venture partners.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces E (platinum,3 palladium and gold) at a grade of 1.11 g/t with a minor credit for copper and nickel. Additional information regarding grade, prill splits, sampling and resource calculations can be found in NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR and on EDGAR at www.sec.gov.

The War Springs mineral resource is characterised by two distinct reef layers, termed the “B” and “C” reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on 250 metre spacing, combined with a review of economic cut-off, form the basis of the updated Inferred Mineral Resource estimate reported in the War Springs Report. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to August 31, 2011 on War Springs amounted to approximately $2.9 million. Subsequent to year end the 2011 drilling program was completed and JOGMEC indicated that they do not plan to fund further work on this project.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe, and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. Africa Wide also holds a 30% participating interest in the Tweespalk property. The Company retains a net 70% project interest in both the War Springs and the Tweespalk properties.

Sable Joint Venture, South Africa

During 2009, the Company acquired by staking various prospecting permits west Pretoria along the trend of the south easternof part of the Western Limb. The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable”) as to a 51% interest in exchange for Sable funding approximately $6.0 million (R 42.0 million) in work on the project. Exploration work consisting of mapping, soil sampling, geophysical surveys and drilling has been undertaken to date. Drilling is underway at the time of writing. Results will be released in the months ahead. To the time of writing a total of 4,134 metres have been drilled in 5 boreholes on the project area. The Company is the operator of the project. Total cumulative expenditures incurred by Sable Platinum to August 31, 2011 amounted to approximately R 5.8 million ($0.8) million.

Waterberg Venture, South Africa

During September 2009, the Company was granted prospecting rights for a 137 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex. The Company holds an initial 74% interest in the project and private South African Black Economic Empowerment firm, Mnombo, holds a 26% interest. Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area and initial geochemical sampling confirmed this interpretation. Drilling in early 2011 confirmed the presence of BIC sequences and results announced on November 9, 2011 confirmed the presence of two PGE bearing zones or reefs with significant values. Reported drill intercepts included 3.47 g/t platinum, palladium and gold (2 PGE+Au) over 3.5 metres and 7.00 g/t 2PGE+Au over 5.0 metres at vertical depth of approximately 660 metres. At the time of writing assay values for these intercepts for rhodium, copper and nickel remained outstanding. Drilling on the Waterberg Project continued in November 2011 with two drill rigs and at the time of writing the Company is planning to deploy another two rigs in order to accelerate the project.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.27

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

In October 2009, the Company entered an agreement with OGMEC and Mnombo whereby JOGMEC may earn up to a 37% interestJ in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC’s expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. To the time of writing, a total of 3,331 metres have been drilled in 2 completed boreholes and 2 boreholes underway on the project area. The Company is the operator of the project. Total cumulative expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately R 6.4 million ($0.89 million) and to October 31, 2011 JOGMEC had funded approximately R 6.85 million ($0.92 million).

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R 1.2 million and for the Company paying for Mnombo’s 26% share of Waterberg Project costs to feasibility. When combined with the Company’s 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company’s project interest to 49.974%.

CANADIAN PROPERTIES

Mineral property acquisition and capital costs deferred during the year on projects in Canada totaled $0.35 million (2010 - $0.03 million). Exploration costs incurred in the year for Canadian properties totaled $1.05 million (2010 - $0.24 million). The Company hired a Canadian exploration manager at the beginning of January 2011 to run these exploration programs.

Lac des Iles - Thunder Bay North Properties, Ontario

The Company maintains a large mineral rights position in Lac des Iles – Thunder Bay North area, Ontario as a strategic holdingthe against increasing prices for palladium and platinum. Included in these holdings are claims staked in early 2011 and continued 100% interests in the Lac Des Iles River, Shelby Lake and South Legris properties, all subject to 2.0% NSR royalties, which the Company may buy back.

The Company’s Canadian exploration program was active in the period and 12 new properties have been acquired in the Thunder Bay Mining District, Ontario. The acquired ground covers at total of 532 square kilometres, bringing the company’s holdings in the Lac des Iles – Thunder Bay North region to 657 square kilometres. The majority of these new properties were acquired by staking, utilizing in-house compilation and modeling of geophysics, geochemistry and work completed by the company in the area over the past 10 years. In addition, the Company retains a majority interest in the 73 square kilometre Agnew lake property near Sudbury, Ontario.

The properties acquired in the current period by the Company include a right to earn up to a 75% interest in Benton Resources Corp’s (“Benton”) Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (none issued to date) and complete $1,625,000 in exploration ($242,800 complete to August 31, 2011) over a 7 year period. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

All of the newly acquired properties In the Thunder Bay District are targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s older projects are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles Mine where palladium is the dominant platinum group metal, or “PGM”. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Some new exploration in the Thunder Bay area has demonstrated previously unexplored potential for platinum in pipe like intrusions or conduits. Platinum Group plans to be a major participant in exploration for this new deposit type in this area.

The Company is currently conducting exploration programs on all the Lac des Iles - Thunder Bay District properties. Prospecting, geophysical surveys, soil and rock chip sampling, mapping and drilling have all been part of the 2011 work program. Three of the 100% owned properties and the Bark Lake Option were drill tested based on airborne geophysical survey results, geological ground work, geochemistry and compilation of historic data. A total of 2,759 metres have been drilled in 13 holes to date.

P.28 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Northwest Territories Property

The Company has purchased Providencethe Nickel, Copper, Cobalt and Platinum Group Metals Property from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property will be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. To date the first year lease payment and application fees have been paid. Total acquisition costs for the period are $78,216.

The camp and associated Land Use Permit will be purchased for an additional $20,000 once the Company has re-activated the corporate registration in the Northwest Territories. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012.

Exploration costs incurred during the period at Providence were $9,200 and include research and a site visit. The property is comprised of 13 mineral claims totaling 133.66 square kilometres and is located approximately 70 km west of the Diavik Diamond Mine, NWT. The property covers approximately 20 kilometres of a recently recognized belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Copper-Nickel-Cobalt-Platinum Group Metals, “Cu-Ni-Co-PGM” massive sulphide mineralization in the Slave Craton. Drilling by Arctic Star has shown that the Ni-Cu-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and exceeds 450 m strike length and 150 m (vertical) depth. The mineralized horizons remain open along strike in either direction and to depth.

The Company is currently compiling the large amount of data supplied by Arctic Star and will be drill testing any un-tested targets derived from the compilation work as well as planning a step out drill program to define the extents of known Ni-Cu-Co-PGM mineralized zone. Work on the property will commence in the Spring of 2012.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) RESULTS OF OPERATIONS

Three Months Ended August 31, 2011

For the three months August 31, 2011, the Company incurred a net loss before taxes of $3.12 ended million (August 31, 2010 – $1.73 million). General and administrative expenses totaled $1.8 million (August 31, 2010 - $1.8 million). The current year’s costs aren’t materially different than the comparative period as the Company has maintained the same level of corporate staff and utilized similar consulting services compared to the same period last year. Stock based compensation expenses totaled $0.31 million (August 31, 2010 - $Nil). Stock options were not issued during the 2010 comparative period. Foreign exchange loss during the period was $2.7 million (August 31, 2010 – loss $0.1 million). The loss in the current period resulted from the decreased value of the Rand and its impact on the cash balances held in Rand and an intercompany loan to a South African subsidiary denominated in CAD. Interest earned in the fourth quarter totaled $1.8 million versus $0.009 million in the comparative three month period in 2010. The increase in interest earned is due to greater cash holdings.

Twelve Months Ended August 31, 2011

Any reference to “period” hereafter refers to the twelve months endedAugust 31, 2011.

During the year, the Company incurred a net loss before taxes $13.25 million (2010 – income of $41.2 million). The net income in 2010 was primarily due to the disposition of the Company’s 18.5% interest in Project 2 of the WBJV to Wesizwe on April 22, 2010 for a gain on disposition of $45.62 million and an accrual for future income tax expense related to the transaction of $14.58 million. The accrual for future income tax expense is a non-cash item. A future income tax recovery was recorded in 2011 for $2.07 million, primarily relating to the Company’s mineral property expenditures. In 2010, the Company also realized a gain of $2.80 million on sale of marketable securities.

General and administrative expenses totaled $6.53 million (August 31, 2010 - $6.54 million). The current year’s costs aren’t materially different from the comparative period as the Company has maintained the same level of corporate staff and utilized similar consulting services compared to the same period last year. Stock based compensation expenses totaled $6.90 million (2010 - $0.14 million). Stock options were not issued during the 2010 comparative period; therefore the only stock-based compensation

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.29

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

recorded for 2010 was resulting from the vesting of stock options issued in prior periods. The Company issued 7,691,500 stock options in 2011 of which 350,000 stock options are unvested. Foreign exchange loss during the year was $3.34 million (August 31, 2010 – loss $1.0 million). The loss in the current period resulted from the decreased value of the Rand and its impact on the cash balances held in Rand and an intercompany loan to a South African subsidiary denominated in CAD. Interest earned in the year totaled $3.8 million (2010 - $0.44 million).The increase in interest earned is due to greater cash holdings.

Annual Financial Information

The f ollowing tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug 31, 2011	Year ended Aug 31, 2010	Year ended Aug 31, 2009
Interest income	$ 3,785,298 (1)	$ 442,142 (1)	$ 139,548
Net (loss) income	($12,216,926)(2)	$26,660,174 (2)	($6,963,384)
Basic (loss) earnings per share	($0.07) (3)	$0.29 (3)	($0.10)
Diluted earnings (loss) per share	($0.07) (3)	$0.28 (3)	($0.10)
Total assets	$286,713,122 (4)	$126,991,003 (4)	$67,070,797
Long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of income during the years ending August 31, 2009 to 2011 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

In the year ended August 31, 2010, the Company recorded net income of $26.66 million. This was primarily due to gains of $2.80 million on sale of marketable securities and $45.62 million on the deemed sale for accounting purposes of an 18.5% interest in Project 2 of what was the WBJV. A $14.58 million future income tax charge was also associated with this gain.

(3)

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)

Total assets had been increasing year-on-year primarily as a result of the Company’s increasing cash balance and continued investment in mineral properties funded by completion of private placement equity financings. At August 31, 2011 the Company held $64.12 million (2010 - $2.37 million; 2009 - $32.97 million) in cash and cash equivalents. The Company’s cash balance at August 31, 2011 was higher than in prior years due to equity financings completed in October and November, 2010.

P.30 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Interest & Other Income (1)	Net (Loss) Income (2)	Net Basic (Loss) Earnings per Share
August 31, 2011	$1,805,073	($1,823,756)	($0.01)
May 31, 2011	$1,084,648	($2,072,031)	($0.01)
February 28, 2011	$730,640	($3,982,628)	($0.02)
November 30, 2010	$164,937	($4,338,511)	($0.03)
August 31, 2010	$9,352	($4,140,280)	($0.04)
May 31, 2010	$220,145	$31,183,948	$0.33
February 28, 2010	$177,201	($975,747)	($0.01)
November 30, 2009	$35,444	$592,253	$0.01

Explanatory Notes:

(1)

The Company earned interest income from interest bearing accounts held by the Company. The amount of interest income earned correlates directly to the amount of cash on hand during the period referenced. Quarterly interest income was higher in 2011 than in past years due to higher cash balances on hand.

(2)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash income, expense or write-off charges. The quarter ended August 31, 2011 included a foreign exchange loss of $3.37 million due to the increased value of the South African Rand and an accrual for a future income tax recovery of $2.07 million related to mineral property expenditures. The quarter ended May 31, 2011 included a non-cash charge for stock based compensation in the amount of $2.9 million. The quarter ended November 30, 2010 included a non-cash charge for stock based compensation in the amount of $3.5 million. The quarter ended May 31, 2010 included a non-cash realized gain for the deemed sale for accounting purposes of the Company’s 18.5% interest in Project 2 of the WBJV at an estimated fair market value of $45.6 million and a future income tax expense accrual for $11.9 million. The quarter ended November 30, 2009 included a non-cash charge for stock based compensation in the amount of $0.14 million, and a non- cash gain realized on marketable securities of $2.1 million. After adjusting out these non-cash charges, the results for the quarters listed show a more consistent trend, with a general growth in expenses over time in accordance with the Company’s increased exploration, development and corporate activities over the past several years as described above at “Discussion of Operations and Financial Condition”.

B) DIVIDENDS

The Company has not declared nor paid dividends on its common shares.The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

C) TREND INFORMATION

Other than the financial obligations as set out in the table provided at Item f) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. a) “Results of Operations” above and at item f). “Liquidity and Capital Resources” following.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.31

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

D) RELATED PARTY TRANSACTIONS

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Nextraction”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $126,000 (2010 - $59,500) during the period from NE.

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson) and two common officers (R. Michael Jones and Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $102,000 (2010 - $46,750) during the period from WKM.

Until early 2010 the Company provided accounting, secretarial and reception services at market rates for day-to-day administration to MAG Silver, a company with three common directors (R. Michael Jones, Frank Hallam, Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $Nil (2010 - $64,347) during the period from MAG.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director (Eric Carlson). During the period the Company accrued or paid Anthem $86,844 under the office lease agreement (2010 - $86,879).

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

E) OFF-BAL SHEET ARRANGEMENTSANCE

The Company does not have any special purpose entities nor is it party to any arrangements that would be excluded from the balance sheet.

F) LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable at year end totaled $1.9 million (2010 - $1.3 million) being comprised mainly of value added taxes and transfer duties refundable in South Africa. Accounts payable at period end totaled $5.5 million (2010 - $2.3 million). The increase in accounts payable in 2011 compared to 2010 is due to increased expenditures on the development of Project 1.

Apart from net interest earned on cash deposits during the year of $3.79 million (2010 - $0.44 million), the Company had no sources of income. The Company’s primary source of capital has been from the sale of equity. At August 31, 2011 the Company had cash and cash equivalents on hand of $64.12 million compared to $2.37 million at August 31, 2010. Cash increased during the period primarily due to a bought deal financing in November 2010 for gross proceeds of $143.81 million. At August 31, 2011 the Company held a further $47.72 million (2010 - $Nil) classified as restricted cash in project operating company Maseve in escrow for Wesizwe. Wesizwe holds 26% of Maseve and the escrowed funds can be accessed for project expenditures at a ratio of 74:26, where for every $74 spent by the Company, $26 can be removed from escrow to cover Wesizwe’s share of costs. To August 31, 2011 a total of $11.0 million (2010 – nil) has been withdrawn from escrow against Wesizwe’s share of project expenditures.

During the year, the Company issued a total of 83,619,750 (2010 – 1,149,125) common shares for net cash proceeds of $158.76 million (2010 - $1.15 million). Included in this total, in October and November of 2010 the Company closed a bought deal financing and an over-allotment option for gross proceeds of $143.81 million on the issue of 70.15 million shares. Issue costs, including a 5.5% commission to the Agents and their legal costs, totaled $8.44 million. Cash proceeds from equity issuances are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses.

In January 2011, the Company used proceeds from equity issuances to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approximately $59 million as of January 14, 2011), thereby increasing the Company’s shareholding

P.32 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011 in Maseve to 74%. According to the terms of the April 22, 2010 re-organization of the WBJV, this subscription amount was placedto 74%. into escrow in Maseve in order to fund Wesizwe’s 26% ongoing share of project costs. The Company is also funding its 74% share of a Phase 1 development budget for Project 1 of $100 million into Maseve.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in explanatory notes to the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Payments (War Springs & Tweespalk)(1)	$72,915	$14,583	$29,166	$29,166	$-
Lease Obligations	406,238	130,790	216,313	59,135	-
Eskom–Power (2)	12,640,885	8,452,435	4,188,450	-	-
Insurance contracts	435,890	302,667	133,223	-	-
Other miscellaneous	110,338	110,338	-	-
Totals	$13,666,266	$9,010,813	$4,567,152	$88,301	$-

Explanatory Notes:

(1)

The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility Eskom. Under the agreement the Company is scheduled to receive connection and service for a 10 MVa construction power supply in 2012 and a total 40 MVa production power supply in later calendar 2013 in exchange for connection fees and guarantees totaling Rand 90,508,735 ($12,640,885 at August 31, 2011).

Cash at August 31, 2011 is sufficient to fund the estimated general and development operations of the Company for calendar 2011 and into the first quarter of 2012, but will be insufficient to complete construction of the mine at Project 1. On August 2, 2011 the Company announced the appointment of four international commercial banks to the role of mandated lead arrangers for the placement of a USD $260 million project finance loan, representing approximately 60% of the estimated Project 1 capital cost requirements. The October 2009 UFS estimated a capital cost to build the Project 1 at US $443 million on a 100% basis at a rate of 8 Rand to the US Dollar. The banks have all received preliminary credit committee approval for the loan and are currently in process of completing loan documentation and due diligence. The project financing is planned to include a USD $25.0 million working capital facility. Completion of the project financing will be subject to certain items, including the completion of an off take agreement and the formal grant of a mining right from the Government of South Africa. The Company anticipates the probable need for additional equity funding for the project from the Company in 2012, depending on USD to Rand exchange rates and the actual costs to complete Phase 1 of the project.

G) OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value At August. 31, 2011, there were 177,584,542 common shares outstanding, 11,250,500 incentive stock options outstanding at exercise prices of $1.40 to $4.40. At November 21, 2011, there were 177,584.542 common shares outstanding and 15,364,500 incentive stock options outstanding. Subsequent to August 31, 2011, nil common share purchase options were exercised. During the period ending August 31, 2011, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.33

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

4. RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which is also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission.

Without limiting the foregoing, the most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; the timing of production; title risks; political risks; risks associated with fluctuations in foreign exchange rates; risks associated with fluctuations in metal prices; risks associated with joint venture agreements and the possible failure to obtain mining licenses and/or to obtain the capital required for project and mine development.

GENERAL

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

ADDITIONAL FUNDING MAY BE REQUIRED

The Company may not have sufficient cash resources on hand to meet all of the Company’s future financial requirements relating to the exploration, development and operation of the Company’s projects. The Company will require additional financing from external sources, such as joint ventures, debt financing or equity financing in order to meet certain requirements and carry out the future development of the Company’s projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company’s securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

METAL PRICES AFFECT THE SUCCESS OF THE COMPANY’S BUSINESS

Metal prices have historically been subject to significant price fluctuations in recent No assurance. years may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

THE COMPANY’S BUSINESS IS SUBJECT TO EXPLORATION AND DEVELOPMENT RISKS

With the exception of Project 1, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

  the limited amount of drilling and testing completed to date;

P.34 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011 the preliminary nature of any operating and capital cost estimates;
  the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;
  the likelihood of cost estimates increasing in the future; and
  the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

THE COMPANY REQUIRES VARIOUS PERMITS IN ORDER TO CONDUCT ITS CURRENT AND ANTICIPATED FUTURE OPERATIONS, AND DELAYS OR A FAILURE TO OBTAIN SUCH PERMITS, OR A FAILURE TO COMPLY WITH THE TERMS OF ANY SUCH PERMITS THAT THE COMPANY HAS OBTAINED, COULD HAVE A MATERIAL ADVERSE IMPACT ON THE COMPANY

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities. In particular, the Company must obtain a water use licence and mining right for Project 1 and an environmental impact assessment must be completed there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

THE COMPANY IS SUBJECT TO THE RISK OF FLUCTUATIONS IN THE RELATIVE VALUES OF THE CANADIAN DOLLAR AS COMPARED TO THE SOUTH AFRICAN RAND AND THE UNITED STATES DOLLAR

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

THE MINERAL EXPLORATION INDUSTRY IS EXTREMELY COMPETITIVE

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.35

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

SOUTH AFRICAN FOREIGN EXCHANGE CONTROLS MAY LIMIT REPATRIATION OF PROFITS

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident. Approved loan capital is generally remittable to a non-resident company from business profits. Dividends declared by a non-listed South African company are remittable to non-resident shareholders. However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

JUDGMENTS BASED UPON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE DIFFICULT TO ENFORCE

The ability of investors to enforce judgments United States courts based upon the civil liability provisions of the United Statesof federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets are located outside the United States. There is uncertainty as to whether foreign courts would: (i) enforce judgments of United States courts obtained against the Company or such person predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in foreign courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with foreign laws.

THE COMPANY IS SUBJECT TO SIGNIFICANT GOVERNMENTAL REGULATION

The Company’s operations and exploration and development activities in SouthAfrica and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with local communities;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

THE COMPANY’S OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATION THAT MAY INCREASE THE COMPANY’S COSTS OF DOING BUSINESS AND RESTRICT ITS OPERATIONS

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

P.36 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

MINING IS INHERENTLY DANGEROUS AND SUBJECT TO CONDITIONS OR EVENTS BEYOND THE COMPANY’S CONTROL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S BUSINESS

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

THE COMPANY HAS LIMITED EXPERIENCE WITH DEVELOPMENT-STAGE MINING OPERATIONS

Although there are personnel within the Company who have experience with development stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise should the Company place a mineral property into production.

THE COMPANY HAS A HISTORY OF LOSSES AND IT ANTICIPATES CONTINUING TO INCUR LOSSES FOR THE FORESEEABLE FUTURE

Apart from income for the year endedAugust 31, 2010 of $26.66 million, the Company has a history of losses. Net losses in 2011 were $11.67 million and a $7.0 million loss was recorded in the year ended August 31, 2009. At August 31, 2011, the Company had an accumulated deficit of $19.78 million. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern. It is an exploration and development company with a history of losses and no history of revenues from its operations. None of the Company’s properties are currently in production, and although the Updated Feasibility Study indicates a positive economic model for Project 1, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all. The Company used $5.90 million in cash for operating purposes in 2011, $6.71 million in cash for operating purposes in 2010 and $5.42 million in cash for operating activities in 2009. The Company used $90.23 million in cash for investing activities in 2011, $25.02 million for investing activities in 2010 and $3.13 million in 2009. Historically, the only source of funds available to the Company has been through the sale of its equity securities, interest revenue and minor cost recoveries.

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company’s liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, and by debt financing, will be sought to finance the Company’s operations; however, there is no assurance that sufficient funds will be raised.

MOST OF THE COMPANY’S PROPERTIES CONTAIN NO KNOWN RESERVES

Project 1 contains mineral reserves. The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.37

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

Canadian GAAP financial statements. At August 31, 2011 deferred acquisition, exploration and development costs related to the Western Bushveld Complex totalled $138.56 million (2010 - $115.43 million and 2009 - $Nil) while all of the Company’s mineral property interests outside of the WBC Project totalled $7.81 million (2010 - $6.4 million and 2009 - $6.0 million).

THE COMPANY DEPENDS ON ITS KEY MANAGEMENT EMPLOYEES

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s CFO and director; and Peter Busse, the Company’s Chief Operating Officer. The loss of any of the Company’s key management figures could have a material adverse effect on it. The Company has entered into contracts with the named directors, officers and employees. It does not maintain key man insurance on any of its management.

THE COMPANY’S DIRECTORS MAY BE ASSOCIATED WITH OTHER MINERAL RESOURCE COMPANIES

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, the Company’s President, CEO and director is also a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver, a public company with silver properties in Mexico, and a director of Nextraction, a public company with oil properties in Kentucky, Wyoming, Nevada and Alberta. Frank Hallam, the Company’s CFO and director, is also a director of MAG Silver, a director of WKM, a director of Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction. Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada. Any conflicts which may arise will be dealt with as disclosed below. Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time.

THE COMPANY’S SHARE PRICE HAS BEEN VOLATILE IN RECENT YEARS

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the common shares on the TSX fluctuated from a high of $2.70 to a low of $1.26 and on the NYSE-A from a high of US $2.80 to a low of US $1.25 within the twelve month period preceding the date of this Prospectus. There can be no assurance that continual fluctuations in price will not occur.

THE COMPANY DOES NOT EXPECT TO PAY DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

THE COMPANY’S PROSPECTING RIGHTS ARE SUBJECT TO TITLE RISKS

The Company’s prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3. Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of the Republic of South Africa. These or other defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such prospecting rights.

P.38 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

ANY DISPUTES OR DISAGREEMENTS WITH THE COMPANY’S JOINT VENTURE PARTNERS COULD MATERIALLY AND ADVERSELY AFFECT THE COMPANY’S BUSINESS

PTM RSA is a party to a shareholders agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3 (the “Maseve Shareholders Agreement”). Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of the WBC Project will always be consistent with the Company’s objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company’s other joint venture partners could materially and adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

SOCIO ECONOMIC INSTABILITY IN SOUTH AFRICA OR REGIONALLY MAY HAVE AN ADVERSE EFFECT ON THE COMPANY’S OPERATIONS AND PROFITS

The Company has ownership interests in significant projects in SouthAfrica. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”). To ensure that the socio-economic strategies are implemented, the BEE Act provided for Codes of Good Practice issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act. The scorecard of the Mining Charter requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. The Charter also set out targets and criteria for broad-based black economic empowerment.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

THE COMPANY’S LAND IN SOUTH AFRICA COULD BE SUBJECT TO LAND RESTITUTION CLAIMS WHICH COULD IMPOSE SIGNIFICANT COSTS AND BURDENS

The Company’s privately held land could be subject to land restitution claims under South African Restitution of Land Rightsthe Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.39

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

ANY ADVERSE DECISION IN RESPECT OF THE COMPANY’S MINERAL RIGHTS AND PROJECTS IN SOUTH AFRICA UNDER THE MPRDA COULD MATERIALLY AFFECT THE COMPANY’S PROJECTS IN SOUTH AFRICA

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of prospecting rights to mining rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights and mining, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights and the mining right application is in process.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

THE INTRODUCTION OF SOUTH AFRICAN STATE ROYALTIES WHERE ALL OF THE COMPANY’S CURRENT MINERAL RESERVES ARE LOCATED COULD HAVE AN ADVERSE EFFECT ON THE COMPANY’S RESULTS OF OPERATIONS AND ITS FINANCIAL CONDITION

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009. The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

THERE CAN BE NO ASSURANCE THAT AN ACTIVE MARKET FOR THE COMMON SHARES WILL BE SUSTAINED

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline. As a result of any of these factors, the market price of the securities

P.40 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011 of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

THERE WILL BE DILUTION FROM FURTHER EQUITY FINANCINGS

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments or other securities convertible into common shares. The Company cannot predict the size of future issuances of common shares or the size and terms of future issuances of debt instruments or other securities convertible into common shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective security holders.

MANAGEMENT WILL HAVE DISCRETION CONCERNING THE USE OF CASH RESOURCES AS WELL AS THE TIMING OF EXPENDITURES

As a result, an investor will be relying on the judgment of management for the application of the cash resources of the Company. Management may use cash in ways that an investor may not consider desirable. The results and the effectiveness of the application of cash resources are uncertain. If cash resources are not applied effectively, the Company’s results of operations may suffer.

5. OUTLOOK

At November 21, 2011, the Company’s cash position was approximately $97 million.

Preparation of detailed banking documents for the senior loan facility with the mandated syndicate of banks is ongoing. The completion of this documentation, due diligence, hedging establishment and off take negotiations are now expected to be completed during Q1 and Q2 of calendar 2012. The formal mining right record of decision from the DMR is expected before the end of Q1 of calendar 2012.

In September 2011, a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was commenced. Initial technical analysis from the independent engineers highlights complementary production profiles and the potential for significant capital and operational savings. The production profile of the Company’s shallow Project 1 mine is scheduled to ramp up in 2014, while the Jinchuan-Wesizwe mine is scheduled to ramp-up from vertical shafts in 2018-2020. The synergy study specifically looks at sequencing and maximizing plant utilization of both Merensky and UG2 ore types from both mine areas at one location. Other advantages of a combined operation being considered include the efficient use of surface rights, tailings areas and production infrastructure. The synergy engineering study is expected to be completed in Q1 of calendar 2012.

Commencement of Phase 2 development will only begin after complete project financing is in place, off take agreements are executed and a formal mining right has been granted for Project 1. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area. Metallurgical studies have been completed and negotiations with several parties regarding concentrate off-take arrangements are underway. Anglo Platinum retains a 60 day right of first refusal to match the terms of any off take agreement which the Company intends to execute. The Company estimates that the completion of off take arrangements, including Anglo’s 60 day right of first refusal, will be completed by Q2 of calendar 2012.

Following the completion of the UFS for Project 1 in October 2009, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also incurred actual construction and property acquisition costs under the Phase 1 development program currently underway. Amendments to aspects of the UFS are in progress as expected during project implementation. Initial indicators, based on current implementation cost estimates, are that peak funding requirements for Project 1 have not changed materially from the UFS estimate. Current estimates of steady state production remain unchanged.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.41

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

During 2011, a final mining right application, a social and labour program and an environmental impact assessment were filed for Project 1 and were officially accepted for processing by the DMR. The Company continues to work with the DMR to obtain a final mining authorization. A record of decision on the Company’s application for a mining right is anticipated by early 2012.

The Company plans to continue working with joint venture partner funding to conduct exploration on the Waterberg and Sable projects. On November 9, 2011, the Company announced the discovery of new PGE bearing reefs at Waterberg. Exploration has since been accelerated by the Company and joint venture partner JOGMEC with 5 drilling rigs now active on the project.

In 2011, the Company approved a $2.0 million budget for exploration work on its Canadian properties located near Thunder Bay, Ontario. This work is currently underway. Geophysics, soil and chip sampling, mapping and drilling have been a part of the 2011 work program. To date, approximately $1.55 million of this budget has been expended. The Company plans to establish a new budget for Canadian exploration in 2012. Compilation work, modeling, budgeting and exploration planning is underway on the newly acquired the Providence Nickel, Copper, Cobalt and Platinum Group Metals Property. Work on the ground will commence in the NWT in the Spring of 2012.

6. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are described in note 2 of our 2010 audited annual consolidated financial statements.

REVIEW OF ASSET CARRYING VALUES AND IMPAIRMENT

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

STOCK-BASED COMPENSATION

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black- Scholes option pricing model. Expected volatility is based on historical volatility of our share price. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

ASSET RETIREMENT OBLIGATIONS

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation These estimates. plans are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

P.42 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

INCOME AND RESOURCE TAXES

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

DETERMINATION OF ORE RESERVE AND MINERAL RESOURCE ESTIMATES

The Company estimates its ore reserves and mineral resources based on information compiled by CompetentPersons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

DETERMINATION OF USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

The Company uses the straight line method to depreciate property, plant and equipment, whereby depreciation is calculated using expected life of the asset or the life of mine. As noted above there are numerous uncertainties inherent in estimating ore reserves which is fundamental to the calculation of the life of mine.

7. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

TRANSITION TO IFRS FROM GAAP

In February 2008, the CanadianAccounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company plans to adopt IFRS with an adoption date of September 1, 2011 and a transition date of September 1, 2010.

IFRS CONVERSION PLAN

The Company’s FRS conversion plan addresses matters including changes in accounting policies, IT and data systems, restatementI of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the accounting staff has attended several training courses on the adoption and implementation of IFRS, as well as successfully converting a number of companies earlier in the year. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel has obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s future needs. The Company has also reviewed its internal and disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS. Further, the Company has assessed the impact on IT and data systems and has concluded there will be no significant impact to applications arising from the transition to IFRS.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.43

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional exemption the Company expects to apply in the conversion from Canadian GAAP to IFRS.

a) Business Combinations

IFRS 1 permits the Company to apply IFRS 3 Business Combinations on a prospective basis only from the transition date. Therefore, the Company will not restate past business combinations to comply with IFRS 3, where control was obtained before the transition date.

b) Currency Translation Differences

Retrospective application FRSof I would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its Transition Date. This election will result in a reversal of historical cumulative translation adjustment of $3.2 million on transition.

SIGNIFICANT ACCOUNTING POLICY CHANGES ON TRANSITION TO IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company. A summary of the significant accounting policy changes on transition to IFRS is provided below. These are preliminary estimates and are subject to change.

a) Foreign Currency

Under IAS 21, it is necessary to assess the functional currency of all the Company’s entities based on the primary economic environment in which the entity operates. In addition, secondary factors may also provide evidence of an entity’s functional currency. Once the functional currency is determined, it does not change unless there is a change in the underlying nature of the transactions and relevant conditions and events.

b) Future Income Taxes

Under Canadian GAAP, future income taxes are recognized on all temporary differences. Under IFRS (IAS21.22(b)) temporary differences are not recognized on transactions that do not impact the accounting profit or taxable profit. This accounting policy change resulted in an adjustment of the future income tax liability on transition and a corresponding decrease in the carrying value of resource properties.

c) Pre-Exploration Costs

Under IFRS, expenditures that are capitalized before the company has the legal right to explore the specific property must be expensed. CGAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under CGAAP. This accounting policy change will result in an increase to retained earnings and a corresponding decrease in the carrying value of resource properties on transition.

P.44 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

SUPPLEMENTARY INFORMATION AND MD&A For the three and twelve months ended August 31, 2011

8. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2011 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at August 31, 2011 the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

In recent years the Company has taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; reviewed and refined internal control processes; adopted and published new corporate governance policies; reviewed and improved general controls over information technology; and enhanced financial control over period close processes.

The Company’s internal controls relating to complex non-routine transactions will, where the company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP. The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2011. Based on this evaluation, management has concluded that as at August 31, 2011, the Company’s internal control over financial reporting was effective.

The Company’s evaluation of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended August 31, 2011, management has improved internal controls with the addition of personnel with the technical accounting expertise to ensure complex and non-routine transaction are recorded and accounted for in accordance with GAAP. This change has strengthened the Company’s internal control over financial reporting.

9. NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE the Amex LLC (formerly the American Stock Exchange) (“NYSE- Amex”). Section 110 of the NYSE- Amex company guide permits NYSE- Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE- Amex listing criteria, and to grant exemptions from NYSE- Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE- Amex standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.45

SUPPLEMENTARY INFORMATION AND MD&A
For the three and twelve months ended August 31, 2011

10. OTHER INFORMATION

Additional information relating to the Company for the period ending August 31, 2011 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2011 together with the notes thereto as well as the Annual Information Form for the Company’s financial year ended August 31, 2011.

11. SUBSEQUENT EVENTS

Subsequent events of a non-material nature may be discussed elsewhere within this document. Details of a specific subsequent event is as follows:

a)

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals Property from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property will be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216. (See page 11 for further details.)

b)	Subsequent to year end, JOGMEC completed the 2011 drilling program at Warsprings. JOGMEC indicated they do not plan to fund further work on this project.

c)

The Company has agreed to acquire 49.9% of Mnombo. The Company will pay Mnombo 1.2 million Rand (US$150,000) and has agreed to fund Mnombo’s 26% share of costs on the Project to feasibility. The Company will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total of 49.97%. Mnombo is owned by Mr. Mlibo Mgudlwa. Mnombo has held an interest in Waterberg since 2009. On November 1, 2011 it was announced that Mr. Mgudlwa, a lawyer, was appointed as Vice President of Platinum Group Metals RSA Pty Ltd. The discovery at Waterberg was made after his appointment as Vice President.

12. LIST OF DIRECTORS AND OFFICERS

A)	DIRECTORS:	B)	OFFICERS:

	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
	Barry W. Smee		(Appointment announced November 1, 2011)
Timothy Marlow
(Appointment announced July 11, 2011)

P.46 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PLATINUM GROUP METALS LTD.

We have completed integrated audits of Platinum Group Metals Ltd.’s (“the Company”) 2011, 2010 and 2009 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as a at August 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated balance sheets as at August 31, 2011 and August 31, 2010 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2011 and August 31, 2010 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Platinum Group Metals Ltd.’s internal control over financial reporting as at August 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.47

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion Platinum Group Metals Ltd.’s internal control over financial reporting based on ouron audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Platinum Group Metals Ltd. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
November 21, 2011
Vancouver, British Columbia

P.48 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS and Management's Report on Internal Control over Financial Reporting

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the accompanying consolidated financial statements,Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2011. Based on this evaluation, management has concluded that as at August 31, 2011, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of August 31, 2011, as stated in their report which appears herein.

/s/ R. Michael Jones	/s/ Frank Hallam
R. Michael Jones	Frank Hallam
Chief Executive Officer	Chief Financial Officer

November 21, 2011

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.49

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
For the year ended August 31, 2011

Consolidated Financial Statements
For the year ended August 31, 2011

CONSOLID BALANCEATED SHEETS
(expressed in Canadian dollars)
	Aug. 31, 2011	Aug. 31, 2010
ASSETS
CURRENT
Cash and cash equivalents	$64,118,931	$2,366,136
Amounts receivable (Note 3 (a))	1,845,114	1,270,548
Prepaid expenses and other assets (Note 3 (b))	109,595	69,382
Total current assets	66,073,640	3,706,066
Restricted cash (Note 4 (a (iii)))	47,719,829	-
Non-current prepaid expenses (Note 3 (b))	2,598,273	-
Assets held for sale (Note 6)	951,928	951,928
Performance bonds (Note 4 (a (iv)))	2,161,698	160,376
Mineral properties (Note 4)	146,379,119	121,863,216
Property, plant and equipment (Note 5)	20,828,635	309,417
Total assets	$286,713,122	$126,991,003
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$5,982,056	$2,270,008
Total current liabilities	5,982,056	2,270,008
Future income taxes (Note 15)	21,452,793	21,822,522
Asset retirement obligation (Note 7)	645,369	-
Total liabilities	28,080,218	24,092,530
Non-controlling interest (Note 4(a (ii)))	11,695,298	11,149,482
SHAREHOLDERS’ EQUITY
Share capital (Note 8)	256,312,632	91,794,123
Contributed surplus	13,816,234	10,929,202
Accumulated other comprehensive income	(3,415,608)	(3,415,608)
Deficit	(19,775,652)	(7,558,726)
Total shareholders’ equity	246,937,606	91,748,991
Total liabilities and shareholders’ equity	$286,713,122	$126,991,003

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 17)

APPROVED BY THE DIRECTORS:

/s/ Iain McLean	/s/ Eric Carlson
Iain McLean, Director	Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

P.50 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED) For the year ended August 31, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
(expressed in Canadian dollars)
				(Cumulative amount
				from March 16,
	Year Ended August	Year ended	Year ended	2000 to August 31,
	31, 2011	August 31, 2010	August 31, 2009	2011 unaudited)
EXPENSES
General and administrative	$6,528,017	$6,537,109	$5,533,115	$35,964,552
Foreign exchange loss (gain)	3,336,991	1,013,115	(322,833)	4,245,805
Stock compensation expense	6,910,305	137,600	2,100,736	12,744,827
Mineral property costs written off	-	-	-	6,430,293
Amortization	262,245	104,622	117,221	977,791
	(17,037,557)	(7,792,446)	(7,428,239)	(60,363,267)
Less interest income	3,785,298	442,142	139,548	5,299,687
Loss for the year before other items	(13,252,260)	(7,350,304)	(7,288,691)	(55,063,581)
Other items:
Write-down of and equity loss in investment	-	-	-	(429,275)
Realized gain on sale of marketable securities	-	2,796,738	-	2,844,420
Gain on sale of Project #2 (Note 4)	-	45,619,744	-	45,619,744
Gain on sale of fixed assets	-	177,284	7,297	175,651
(Loss) Income for the year before income taxes	(13,252,260)	41,243,462	(7,281,394)	(6,853,041)
Income tax expense	(487,263)	-	-	-
Future income tax recovery (expense)	2,068,413	(14,583,288)	318,010	(10,033,916)
(Loss) Income for the year	(11,671,110)	26,660,174	(6,963,384)	(16,886,957)
Income attributable to non-controlling interest	545,816	-	-	545,816
Net (loss) income attributable to the stockholders of
Platinum Group Metals	$(12,216,926)	$26,660,174	$(6,963,384)	$(17,432,773)
Other comprehensive (loss) income
Currency translation adjustment	-	$(803,781)	$428,820	$(3,415,608)
Realized gain on marketable securities	-	(1,636,252)	-	(1,636,252)
Unrealized loss on marketable securites	-	-	864,452	43,351
Comprehensive (loss) income for the year	$(12,216,926)	$24,220,141	$(5,670,112)	$(22,441,282)
Basic (loss) earnings per common share	$(0.07)	$0.29	$(0.10)
Diluted (loss) earnings per common share	$(0.07)	$0.28	$(0.10)
Weighted-average number of common shares outstanding - Basic	164,217,204	93,498,192	72,466,079

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.51

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
For the year ended August 31, 2011

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
August 31, 2008, to August 31, 2011 (expressed in Canadian dollars)

	Common shares
	without par value

	Shares	Amount	Contributed	Accumulated	Deficit	Total
			surplus	other		shareholders’
				comprehensive		equity
				income
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock based compensation	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on marketable securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)	-	-	1,154,199
Stock based compensation	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(803,781)	-	(803,781)
Realized gain on marketable securities transferred to income	-	-	-	(1,636,252)	-	(1,636,252)
Net earnings	-	-	-	-	26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	91,794,123	10,929,202	(3,415,608)	(7,558,726)	91,748,991
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	135,365,649
Issued on exercise of stock options	936,500	1,932,401	(468,121)	-	-	1,464,280
Issued on exercise of warrants	12,533,250	27,220,459	(5,287,273)	-	-	21,933,187
Stock based compensation	-	-	8,642,425	-	-	8,642,425
Net loss	-	-	-	-	(12,216,926)	(12,216,926)
Balance, August 31, 2011	177,584,542	$256,312,632	$13,816,234	$(3,415,608)	$(19,775,652)	$246,937,606

See accompanying notes to the consolidated financial statements.

P.52 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED) For the year ended August 31, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS
August 31, 2009 to August 31, 2011 (expressed in Canadian dollars)

				Cumulative amount
				from March 16, 2000
	Year ended	Year ended	Year ended August	to August 31, 2011
	August 31, 2011	August 31, 2010	31, 2009	(unaudited)
OPERATING ACTIVITIES
(Loss) Income for the year	$(12,216,926)	$26,660,174	$(6,963,384)	$(18,029,652)
Add items not affecting cash
Amortization	261,375	104,622	117,221	976,921
Write-down and equity loss in investment	-	-	-	429,275
Future income tax expense (recovery)	(2,068,413)	14,583,288	(318,010)	10,033,916
Gain on sale of marketable securities	-	(2,796,738)	-	(2,844,420)
Loss on sale or exchange of assets	-	(175,623)	-	(166,693)
Gain on sale of Project #2 (Note 4)	-	(45,619,744)	-	(45,619,744)
Mineral property costs written off	-	-	-	6,430,293
Finders fee received in shares	-	-	-	(100,000)
Gain on sale of mineral property	-	-	-	(240,000)
Unrealized foreign exchange loss	869,679	-	-	869,679
Non-cash stock compensation expense	6,910,305	137,600	2,100,736	12,744,827
Net change in non-cash working capital (Note 13)	348,844	394,181	(355,301)	833,101
	(5,895,136)	(6,712,240)	(5,418,738)	(34,682,497)

FINANCING ACTIVITIES
Proceeds from financing	143,807,500	-	39,463,299	219,618,489
Share issue costs	(8,441,851)	-	-	(8,441,851)
Exercise of warrants	21,933,187	-	-	36,504,249
Exercise of stock options	1,464,280	1,154,199	281,640	4,347,518
	158,763,116	1,154,199	39,744,939	252,028,405

INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of property, plant and equipment	(20,780,593)	(48,960)	(2,411)	(21,810,792)
Acquisition cost of mineral properties	(338,699)	(28,342,052)	(1,971,907)	(33,519,446)
Performance bonds	(2,001,322)	(22,527)	(11,473)	(2,161,698)
Exploration expenditures, net of recoveries	(18,666,455)	(287,571)	(231,797)	(27,758,593)
Accounts receivable (VAT)	(726,243)	-	-	(726,243)
Investment in and advances to WBJV	-	-	(922,799)	(22,087,414)
Investment in and advances to Active Gold Group Ltd.	-	-	-	(246,677)
Proceeds on sale of assets held for sale	-	652,864	-	652,864
Restricted cash	(47,719,829)	-	-	(47,719,829)
Proceeds on sale of marketable securities	-	3,006,738	-	3,264,220
	(90,233,141)	(25,041,508)	(3,140,387)	(152,344,933)
Net increase (decrease) in cash and cash equivalents	62,634,839	(30,599,549)	31,185,814	65,000,975
Effect of foreign exchange on cash	(882,044)	-	-	(882,044)
Cash and cash equivalents, beginning of year	2,366,136	32,965,685	1,779,871	-
Cash and cash equivalents, end of year	$64,118,931	$2,366,136	$32,965,685	$64,118,931

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.53

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

Notes to the Audited Consolidated
Financial Statements

1. NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated February 18, 2002 by an order of the Supreme Court of Britishon Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(A) BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The financial statements of entities controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated.

These consolidated financial statements include the accounts of the Company and its principal wholly-owned subsidiaries, Platinum Group Metals (Barbados) Ltd., Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) (and in turn PTM RSA’s wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”) and the 74% owned subsidiary Maseve Investments 11 (Pty) Ltd. (“Maseve”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company. Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture (“WBJV”). All significant intercompany balances and transactions have been eliminated upon consolidation.

(B) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(C) MINERAL PROPERTIES, SURFACE RIGHTS, AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Mineral properties consist of exploration and mining concessions, options, contracts and associated surface rights Acquisition. and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment annually, or more often if indicators of impairment arise. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining recoverable amount. When it is determined that carrying value of a mineral property cannot be recovered it is written down to its estimated fair value.

P.54 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

(D) RECLAMATION AND CLOSURE COSTS

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

(E) INCOME TAXES

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(F) EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(G) FIXED ASSETS

Fixed assets are recorded at cost and are amortized over the following periods:

Building	20 years
Mining Equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Construction work in-progress is not depreciated until the assets are ready for their intended use.

(H) MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian GenerallyAccepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation, asset retirement obligations and fair value estimates. Actual results could differ from those estimates.

(I) TRANSLATION OF FOREIGN CURRENCIES

These consolidated financial statements are expressed in Canadian dollars For integrated. foreign operations, monetary assets and liabilities are translated at period end exchange rates and other assets and liabilities are translated at historical rates. Income, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.55

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

(J) STOCK-BASED COMPENSATION

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

(K) FINANCIAL INSTRUMENTS

The Company’s financial instruments are comprised primarily of cash and cash equivalents, restricted cash, amounts receivable, amounts due to/from project partners, performance bonds, and accounts payable and accrued liabilities. All financial instruments are recognized initially at fair value. Held-for trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are also measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired, at which time the amounts in accumulated comprehensive income are recorded in earnings.

Cash and cash equivalents and restricted cash are accounted for as held for trading. Accounts receivable, amounts due to/ from project partners, performance bonds and accounts payable and accrued liabilities are measured at amortized cost.

3. AMOUNTS RECEIVABLE AND PREPAIDS

A) AMOUNTS RECEIVABLE

	Aug. 31, 2011	Aug. 31, 2010
South African value added tax (“VAT”)	$1,170,979	$444,736
Expenditure advances	344,360	8,486
Interest receivable	115,646	1,570
Sundown Ranch receivable	87,023	-
Goods and services tax	79,828	126,803
Due from related parties (Note 11 (d) and (e ))	47,278	36,089
Receivable from sale of assets	-	652,864
	$1,845,114	$1,270,548

B) PREPAID EXPENSES AND OTHER ASSETS

	Aug. 31, 2011	Aug. 31, 2010
Current
Annual insurance premiums	$86,705	$50,491
Miscellaneous	22,890	18,891
Total current prepaids	109,595	69,382
Non-current
Project 1 - Construction contractor	2,598,273	-
Total non-current prepaids	2,598,273	-
Total all prepaids	$2,707,868	$69,382

P.56 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

4. MINERAL PROPERTIES

	Aug 31, 2011	Aug 31, 2010
Project 1 (a)	$134,355,019	$111,219,402
Project 3 (a)	4,206,250	4,206,250
Other mineral properties (b)	7,817,850	6,437,564
	$146,379,119	$121,863,216

A) PROJECTS 1 & 3

i. Initial Joint Venture Agreement – October 26, 2004

On October 26, 2004 the Company entered into the WBJV with a subsidiary Anglo Platinum Limited (“Anglo”) and Africaof Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd. (“Wesizwe”)) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, in accordance with the requirements of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $24.83 million (R 186.26 million).

ii. Reorganization – April 22, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction announced August 2008 dissolving the WBJV andin reorganizing its underlying assets (“Consolidation Transaction.”) Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests in Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into the project operating company, Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

The sale of the Company’s 18.5% interest in Project 2 was recorded at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25% initial interest in Maseve.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $11.70 million at August 31, 2011, is accounted for as a non-controlling interest.

iii. Exercise of Maseve Subscription Right

Under the terms of the Consolidation Agreements, the Company acquired the right to subscribe for a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million (R 408.81 million). The Company exercised this right in January 2011, thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.57

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

capital requirements for Projects 1 and 3. These funds are classified as restricted cash. As of August 31, 2011, the balance of restricted cash is $47,719,829. For every $74 spent on project requirements in Maseve, $26 can be removed from restricted cash to cover Wesizwe’s share of costs.

iv. Other financial information - Project 1

Site preparations and excavations for twin decline access to the Project 1 ore body commenced on May 3, 2011. At August 31, 2011 the Company recorded an asset retirement obligation of $645,369 based on the degree of surface disturbance. As of August 31, 2011 the Company has posted $2.16 million as performance bonds in South Africa against reclamation work, approximately $2.07 million of which is posted against work on Project 1.

B) OTHER MINERAL PROPERTIES

Year ended August 31, 2011
	South Africa			Canada
	Tweespalk	War Springs	Other	LDI River	Shelby Lake	Other	Total
Acquisition costs of mineral rights
Balance, beginning of year	$83,741	$164,953	$20,111	$598,571	$381,856	$23,976	$1,273,208
Incurred during year	575	607	7,303	-	13,320	324,910	346,715
Balance, end of year	$84,316	$165,560	$27,414	$598,571	$395,176	$348,886	$1,619,923
Deferred exploration costs
Balance, beginning of year	$893,106	$2,271,260	$679,853	$366,555	$811,143	$142,439	$5,164,356
Incurred during year	1,927	624,192	1,054,414	-	132,075	915,379	2,727,987
Subtotal	895,033	2,895,452	1,734,267	366,555	943,218	1,057,818	7,892,343
Recoveries	-	(631,951)	(1,062,465)	-	-	-	(1,694,416)
Balance, end of year	$895,033	$2,263,501	$671,802	$366,555	$943,218	$1,057,818	$6,197,927
Total Other Mineral Properties	$979,349	$2,429,061	$699,216	$965,126	$1,338,394	$1,406,704	$7,817,850

Year ended August 31, 2010
	South Africa			Canada
	Tweespalk	War Springs	Other	LDI River	Shelby Lake	Other	Total
Acquisition costs of mineral rights
Balance, beginning of year	$59,995	$144,498	$3,321	$598,571	$373,864	$-	$1,180,249
Incurred during year	23,746	20,455	16,790	-	7,992	23,976	92,959
Balance, end of year	$83,741	$164,953	$20,111	$598,571	$381,856	$23,976	$1,273,208
Deferred exploration costs
Balance, beginning of year	$892,135	$2,271,260	$632,011	$363,755	$717,624	$-	$4,876,785
Incurred during the year	971	1,388,752	603,094	2,800	93,519	142,439	2,231,575
Sub-total	893,106	3,660,012	1,235,105	366,555	811,143	142,439	7,108,360
Recoveries	-	(1,388,752)	(555,252)	-	-	-	(1,944,004)
Balance, end of year	$893,106	$2,271,260	$679,853	$366,555	$811,143	$142,439	$5,164,356
Total Other Mineral Properties	$976,847	$2,436,213	$699,964	$965,126	$1,192,999	$166,415	$6,437,564

P.58 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

(i) Republic of South Africa

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately $2.9 million (August 31, 2010 - $2.2 million).

Other

During 2009, the Company acquired by application various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009, the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of $3.1 million (US$3.2 million) over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to August 31, 2011 amounted to approximately $900,000 (August 31, 2010 – $555,252).

The Sable Joint Venture project, also acquired in 2009, is west of Pretoria along the trend of the south eastern part of the Western Limb. The project is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited (“Sable Platinum”) as to a 51% interest in exchange for Sable Platinum funding approximately $6.0 million (R 42.0 million) in work on the project. The Company is the operator of the project. Total expenditures incurred by Sable Platinum to August 31, 2011 amounted to approximately $800,000. (August 31, 2010 – approx. $12,000)

(ii) Ontario, Canada

The Company maintains a large mineral rights position in Lac des Iles area north of Thunder Bay as a strategic holdingthe against increasing prices for palladium and platinum. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR.

Lac des Isle New Staking

During the year ended August 31, 2011, the Company incurred $324,910 in staking costs for new properties in the Lac des Isle camp.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.59

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s (“Benton”) Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (nil issued to date) and complete $1,625,000 in exploration over a 7 year period. As of August 31, 2011, the Company has spent $260,570 towards exploration. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

(iii) Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

5. PROPERTY, PLANT AND EQUIPMENT

	August 31, 2011
	Cost	Accumulated Amortization	Net Book Value
Land	$14,051,553	$-	$14,051,553
Buildings	4,610,167	116,242	4,493,924
Mining Equipment	1,686,010	20,509	1,665,501
Computer equipment and software	939,845	537,739	402,106
Furniture and fixtures	230,193	125,545	104,648
Vehicles	218,907	108,004	110,903
	$21,736,675	$908,040	$20,828,635

	August 31, 2010
	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$512,682	$387,025	$125,657
Buildings	38,641	31,457	7,184
Furniture and fixtures	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$900,413	$590,996	$309,417

In August 2010 the Company purchased surface rights covering 1,713 hectares overlaying theProject area of1, including accommodation facilities, for R 130.0 million ($18.8 million). This purchase has been recorded as property, plant and equipment in the land and building classes. The buildings will be amortized over their useful life.

6. ASSET HELD FOR SALE

Dur ing 2008, the Company acquired two rock winders at a costR 16.6 of million (approx. $2.3 million). After the purchase, mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.3 million). The second winder continues to be held for sale.

P.60 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

7. ASSET RETIREMENT OBLIGATION

The Company has estimated the net present value of its total asset retirement obligations August 31, 2011 to be $645,369at (August 31, 2010 – $Nil), based on a total future liability of approximately R 8.0 million (August 31, 2010 – $Nil). These payments are expected to be made at the end of the mine life. A discount rate of 7.96% and an inflation rate of 5.3% were used to calculate the present value of the asset retirement obligation.

8. SHARE CAPITAL

(A) AUTHORIZED

Unlimited common shares without par value.

(B) ISSUED AND OUTSTANDING

At August 31, 2011, there were 177,584,542 shares outstanding.

During the year ended August 31, 2011:

a.

The Company closed a bought deal financing for 70.15 million shares, including a 15% over-allotment right fully exercised by the underwriters, at a price of $2.05 per share for gross proceeds of $143,807,500. The underwriters received a commission of 5.5% of the gross proceeds from the entire offering. The Company also paid other issue costs of $532,439.

b.	936,500 stock options were exercised for proceeds of $1,464,280.
c.	12,533,250 purchase warrants were exercised for proceeds of $21,933,187.

During the year ended August 31, 2010:

(i)	1,149,125 stock options were exercised for proceeds of $1,154,199.

During the year ended August 31, 2009:

(ii)

the Company closed a brokered private placement on June 16, 2009 of 24,999,300 units for gross proceeds of $35,002,020 at a price of $1.40 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010. The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. The Company also paid other issue costs of 746,681.

(iii)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share. A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. The Company also paid other issue costs of $117,148.

(iv)	196,650 stock options were exercised for proceeds of $281,640.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.61

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

(C) INCENTIVE STOCK OPTIONS

The Company has entered into Incentive StockOption Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

Exercise Price	Number Outstanding	Weighted Average Remaining	Number Exercisable
	at August 31, 2011	Contractual Life (Years)	at August 31, 2011
1.40	972,000	2.95	972,000
1.60	1,037,000	2.13	1,037,000
1.85	100,000	0.03	100,000
2.05	4,154,000	4.71	4,054,000
2.10	2,777,500	4.24	2,777,500
2.20	50,000	4.27	50,000
2.30	100,000	2.42	-
2.36	250,000	2.36	100,000
2.41	100,000	4.46	100,000
2.57	840,000	0.68	840,000
4.15	150,000	1.15	150,000
4.40	720,000	1.15	720,000
	11,250,500	3.51	10,900,500

The weighted average exercise price of the exercisable options at year end was $2.19.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at August 31, 2009	6,149,625	$2.04
Exercised	(1,149,125)	1.00
Options outstanding at August 31, 2010	5,000,500	2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	$2.19

During the year ended August 31, 2011 the Company granted 7,691,500 stock options (August 31, 2010 – Nil). The Company recorded $8,642,425 ($6,910,305 expensed and $1,740,315 capitalized to mineral properties), of compensation expense relating to stock options vested in this period (August 31, 2010 - $164,895 ($137,600 expensed and $27,295 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2011:

Risk -free interest rate	2.19
Expected life of options	3.54
Annualized volatility	84%
Dividend rate	0.00%

P.62 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

(D) SHARE PURCHASE WARRANTS

During the year endedAugust 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants had an expiry date of December 16, 2010. All 4,419,900 of the warrants had been exercised as of August 31, 2011. There are no other warrants outstanding.

9. CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends. As at August 31, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(A) CREDIT RISK

(i) Amounts receivable

Total cr edit risk is limited to the carrying amount of amounts receivable.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by the Company. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(B) LIQUIDITY RISK

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.63

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing. The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(C) CURRENCY RISK

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and SouthAfrica; therefore the Company’s net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, amounts due to Wesizwe, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company’s net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2011, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate would give rise to an increase/decrease in income for the year presented of approximately $6.2 million. At August 31, 2011, the company held approximately R 594.0 million cash.

(D) INTEREST RATE RISK

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2011, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $1.12 million.

11. RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year, $855,228 (2010 - $679,121, 2009 - $385,967) was paid to non-independent directors for salary, consulting and bonus. At August 31, 2011, $37,081 was included in accounts payable (2010 - $8,000, 2009 - $45,308) and $15,739 was included in accounts receivable (2010 - Nil, 2009 - Nil).

(b)

During the year, $91,000 (2010 - $88,000, 2009 - $75,000) was paid to independent directors for directors fees and services. At August 31, 2011, $15,000 was included in accounts payable (2010 - Nil, 2009 - Nil).

(c)

The Company received $Nil (2010 - $64,347, 2009 - $135,895) during the year from MAG Silver Corp. (“MAG”), a company with three directors in common. Amounts receivable at the end of the year include an amount of $Nil (2010 - $Nil, 2009 - $4,408) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.

(d)

During the year the Company accrued or received payments of $102,000(2010 - $46,750, 2009 - $Nil) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the year includes an amount of $ 18,852 (2010 - $12,235, 2009 - $Nil).

(e)

During the year the Company accrued or received payments of $126,000 (2010 - $59,500, 2009 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $65,107 (2010 – $23,854, 2009 - $Nil).

(f)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the year ended August 31, 2011 the Company accrued or paid Anthem $86,844 under the office lease agreement (2010 - $86,879, 2009 - $86,849). At August 31, 2011, $339 was included in accounts payable (2010 - Nil, 2009 – Nil).

P.64 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

12. CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and SouthAfrica total approximately $400,000 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $436,000 over the next 3 years.

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($19.87 million at August 31, 2011) to fiscal 2014. The Company has paid R 51.71 million ($7.22 million at August 31, 2011), therefore R 90.51 million ($12.65 million at August 31, 2011) of the commitment remains outstanding.

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2012	$9,010,813
August 31, 2013	4,384,472
August 31, 2014	182,679
August 31, 2015	73,718
August 31, 2016	14,584
$13,666,266

13. SUPPLEMENTARY CASH FLOW INFORMATION

NET CHANGE IN NON-CASH WORKING CAPITAL

	Year Ended Aug. 31, 2011	Year Ended Aug. 31, 2010	Year Ended Aug. 31, 2009
Amounts receivable	$574,565	$(273,146)	$(253,844)
Accounts payable and other	(225,721)	667,327	(101,457)
	$348,844	$394,181	$(355,301)

14. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration and development on mineral properties. Segmented information presented on a geographic basis follows:

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.65

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

ASSETS

	August 31, 2011	August 31, 2010
Canada	$37,190,343	$5,592,110
South Africa	249,522,779	121,398,893
	$286,713,122	$126,991,003

Substantially all of the Company’s capital expenditures are made in the South African geographical segment, however the Company also has exploration properties in Canada.

RESULTS OF OPERATIONS

	Year Ended Aug. 31, 2011	Year Ended Aug. 31, 2010	Year Ended Aug. 31, 2009
Canada	$(10,848,560)	$(1,980,397)	$(5,478,509)
South Africa	(1,368,366)	28,640,571	(1,484,875)
	$(12,216,926)	$26,660,174	$(6,963,384)

15. INCOME TAXES

The pr ovision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2011	2010
Statutory tax rates	27.17%	29.00%
Recovery of income taxes computed at statutory rates	$3,600,639	$(11,960,605)
Non-deductible expenses	(1,903,023)	(334,692)
Change in valuation allowance and other	(116,466)	(2,267,991)
Income tax recovery (expense)	1,581,150	(14,563,288)
Comprising:
Current income tax expense	(487,263)	-
Future income tax recovery (expense)	2,068,413	(14,563,288)

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2011	2010
Future income tax assets
Operating loss carryforwards	$6,384,063	$4,850,326
Property, plant and equipment	75,975	59,274
Mineral properties	674,606	270,235
Share issuance costs	2,012,779	486,782
	9,147,423	5,666,617
Valuation allowance on future income tax assets	(9,147,423)	(5,666,617)
	$-	$-
Future income tax liability
Mineral properties	(21,452,793)	(21,822,522)
	$(21,452,793)	$(21,822,522)

P.66 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

At August 31, 2011, the Company has unrecognized non-capital loss carry forwards available to offset future taxable income in Canada of $25 million, which expire at various dates from 2011 to 2031.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian AAP, which differs in certain respectsG from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS

	Aug. 31, 2011	Aug. 31, 2010

Total assets under Canadian GAAP	$286,713,122	$126,991,003
Decrease in mineral properties due to expensing of exploration costs in WBJV (a)	(13,841,701)	(13,841,701)
Decrease in mineral properties due to expensing of exploration costs (b)	(6,235,420)	(5,164,356)
Decrease in mineral properties on reorganization of WBJV (c)	(8,088,816)	(8,088,816)
Total assets under US GAAP	$258,547,185	$99,896,130

Total liabilities under Canadian GAAP	$28,080,218	$24,092,530
Decrease in future income taxes on reorganization of WBJV (c)	(6,688,168)	(6,688,168)
Total liabilities under US GAAP	$21,392,050	$17,404,362

Non controlling interest under Canadian GAAP	$11,695,298	$11,149,482
Decrease in non controlling interest on reorganization of the WBJV (c)	(5,823,079)	(5,823,079)
Non controlling interest under US GAAP	5,872,219	5,326,403

Shareholders’ equity under Canadian GAAP	246,937,606	91,748,991
Cumulative mineral properties adjustment for WBJV (a)	(16,885,686)	(16,885,686)
Cumulative mineral properties adjustment (b)	(6,235,420)	(5,164,356)
Cumulative translation adjustment (a)	3,043,985	3,043,985
Cumulative changes on reorganization of WBJV (c)	4,422,431	4,422,431
Shareholders’ equity under US GAAP	231,282,916	77,165,365
Total liabilities and shareholders’ equity under US GAAP	$258,547,185	$99,896,130

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.67

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended	Year ended	Year ended	Cumulative from March 16,
	August 31, 2011	August 31, 2010	August 31, 2009	2000 to August 31, 2011
				(unaudited)
Net income (loss) under Canadian GAAP	$(12,216,926)	$26,660,174	$(6,963,384)	$(19,878,667)
Mineral property costs written off	-	-	-	4,101,556
Adjustment for exploration expenditures incurred in WBJV (a)	-	-	-	(18,470,466)
Increase in gain on sale of WBJV Project #2 (c)	-	1,874,529	-	1,874,529
Exploration expenditures (b)	(1,041,562)	(287,571)	(231,797)	(10,307,474)
Future income taxes - marketable securities (d)	-	288,750	(152,550)	-
Future income taxes - stock based compensation (e)	(29,502)	-	-	(1,457,345)
Difference in future income taxes	-	4,422,431		(9,754,733)
due to reorganization of WBJV (c)
Other historical differences	-	-	-	673,605
Net income (loss) under US GAAP	$(13,287,990)	$32,958,313	$(7,347,731)	$(53,218,995)
Basic income (loss) per common share under US GAAP	$(0.08)	$0.35	$(0.10)
Diluted income (loss) per common share under US GAAP	$(0.08)	$0.35	$(0.10)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended	from March 16, 2000
	August 31, 2011	August 31, 2010	August 31, 2009	to August 31, 2011
				(unaudited)
Operating activities
Operating activities under Canadian GAAP	$(5,895,136)	$(6,712,240)	$(5,418,738)	$(33,488,464)
Deferred exploration (a)(b)	(1,041,562)	(287,571)	(231,797)	(28,724,090)
Operating activities under US GAAP	$(6,936,698)	$(6,999,811)	$(5,650,535)	$(62,212,554)
Financing activities
Financing activities under Canadian and US GAAP	$158,763,116	$1,154,199	$39,744,939	$251,868,029
Investing activities
Investing activities under Canadian GAAP	$(90,233,141)	$(25,041,508)	$(3,140,387)	$(152,184,557)
Deferred exploration (a)(b)	1,041,562	287,571	231,797	28,724,090
Investing activities under US GAAP	$(89,191,579)	$(24,753,937)	$(2,908,590)	$(123,460,467)

(a) Investment in WBJV

Under Canadian and US GAAP the Company accounted for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures were capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.

As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment were deferred under US GAAP, subsequent to September 1, 2008.

P.68 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

(b) Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral properties can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes, the Company has expensed exploration expenditures in the period incurred. The Company believes these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(c) Reorganization of WBJV

On Apr il 22, 2010, the partner of the WBJV completed a reorganization of the WBJV (refer Note 4). to Under U.S GAAP, the Company expensed exploration costs until September 1, 2008, resulting in cumulative differences between the carrying amount of the investment in WBJV between Canadian GAAP and U.S. GAAP. As a result of these differences, the accounting for the reorganization of the WBJV resulted in the following adjustments to reconcile from Canadian GAAP to U.S. GAAP:

  Gain on sale of WBJV Project #2
  Deferred income taxes arising on taxable temporary differences
  Non-controlling interest

(d) Comprehensive Income

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different underUS GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. The Company accounted for marketable securities as available for sale financial instruments and carried them at fair value which is consistent with US GAAP. However, the accounting for future income taxes with respect to the fair value adjustments is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $288,750 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $288,750 and recorded a future income tax recovery of $288,750 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income. This amount was reversed in 2010 as the marketable securities were sold.

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31, 2011	August 31, 2010	August 31, 2009
Net income (loss) under US GAAP	$(13,287,990)	$32,958,313	$(7,347,731)
Other comprehensive income (loss):
Unrealized gain on marketable securities	-	-	1,017,002
Realized gain on marketable securities	-	(1,925,002)	-
Translation adjustment	-	58,378	108,145
Comprehensive net income (loss) under US GAAP	$(13,287,990)	$31,091,689	$(6,222,584)

(e) Future income taxes on stock based compensation

Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset. However, under US GAAP, the Company expenses all exploration expenditure prior to establishing mining reserves, including stock based compensation (refer to note 16(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.69

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

(f) Impact of Recent United States Accounting Pronouncements

(i)	ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements (amending ASC 820)

The amended ASC 820 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have a material impact on the Company’s financial position or results of operations.

(ii)

ASU 2010-13, Compensation-stock compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-based Payment Award in the Currency of the Market in Which the Underlying Equity Currency Trades.

ASU 2010-13 addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this update would be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on the Company’s financial position or results in operations.

(g) Development stage enterprise

The Company meets the definition of a development stage enterprise under Statement Financial Accounting Standardsof (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Consolidated operations:

(Unaudited) Period
from March 16, 2000
(inception) to
August 31, 2011
Exploration expenditures incurred in WBJV	$18,470,466
Exploration expenditures	10,307,474
Gain on sale of WBJV Project #2	(47,494,273)
Change in FIT	9,060,857
General administrative, salaries and other	46,848,293
Ending deficit, August 31, 2011	$37,192,817

Consolidated cash flows:

Operating activities	$(63,406,587)
Investing activities	(123,460,467)
Financing activities	251,868,029
Effect of foreign exchange on cash	(882,044)
Cash and cash equivalents - August 31, 2011	$64,118,931

P.70 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

Unaudited

						Deficit
	Common					accumulated
	shares		Flow-through		Accumulated	during
	without par	Obligation	special		other	exploration &	Total
	value	to issue	warrants	Contributed	comprehensive	development	shareholders’
	Amount	shares	Amount	surplus	income	stage	equity

Issued for cash	$89,000	$-	$521,000	$-	$-	$-	$610,000
Issued for mineral properties	-	20,000	-	-	-	-	20,000
Net Loss	-	-	-	-	-	(270,435)	(270,435)
Balance, August 31, 2000	89,000	20,000	521,000	-	-	(270,435)	359,565
Issued for cash	1,356,532	-	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	1,100	-	-	-	-	-	1,100
Issued for mineral properties	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	521,000	-	(521,000)	-	-	-	-
Issued upon exercise of flow through special warrants	1,107,771	-	(1,107,771)	-	-	-	-
Stock options granted	-	-	-	1,250	-	-	1,250
Net loss	-	-	-	-	-	(960,202)	(960,202)
Balance at August 31, 2001	3,132,453	2,600	-	1,250	-	(1,230,637)	1,905,666
Issuance of common shares for cash	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	1,310,385	-	-	-	-	-	1,310,385
Unrealized loss on marketable securities	-	-	-	-	(18,450)	-	(18,450)
Stock options granted	-	-	-	428,747	-	-	428,747
Net loss	-	-	-	-	-	(2,466,754)	(2,466,754)
Balance at August 31, 2002	6,430,482	-	-	429,997	(18,450)	(3,697,391)	3,144,638
Issuance of flow-through common shares for cash	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option	200,062	-	-	-	-	-	200,062
Issued on exercise of warrants	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	35,075	-	-	-	-	-	35,075
Issued for mineral properties	16,140	-	-	-	-	-	16,140
Unrealized gain (loss) on marketable securities	-	-	-	-	66,000	-	66,000
Stock options granted	-	-	-	(63,406)	-	-	(63,406)
Tax effect of flow-through shares issued	-	-	(177,203)	-	-	-	(177,203)
Net loss	-	-	-	-	-	(2,580,499)	(2,580,499)
Balance at August 31, 2003	9,005,079	-	(177,203)	366,591	47,550	(6,277,890)	2,964,127
Issuance of flow-through common shares for cash	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,428,406	-	-	-	-	-	1,428,406
Issued on exercise of stock options	59,200	-	-	-	-	-	59,200
Issued for mineral properties	3,600	-	-	-	-	-	3,600
Unrealized gain (loss) on marketable securities	-	-	-	-	262,072	-	262,072
Stock options granted	-	-	-	218,391	-	-	218,391
Tax effect of flow-through shares issued	-	-	(85,398)	-	-	-	(85,398)
Net loss	-	-	-	-	-	(4,766,913)	(4,766,913)
Balance at August 31, 2004	14,990,075	-	(262,601)	584,982	309,622	(11,044,803)	4,577,275

Table continued on following page.

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.71

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

Table continued from previous page.
Unaudited

						Deficit
	Common					accumulated
	shares		Flow-through		Accumulated	during
	without par	Obligation	special		other	exploration &	Total
	value	to issue	warrants	Contributed	comprehensive	development	shareholders’
	Amount	shares	Amount	surplus	income	stage	equity
Balance at August 31, 2004	14,990,075	-	(262,601)	584,982	309,622	(11,044,803)	4,577,275
Issuance of flow-through common shares for cash	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	521,873	-	-	(13,022)	-	-	508,851
Issued for mineral properties	28,000	-	-	-	-	-	28,000
Unrealized gain (loss) on marketable securities	-	-	-	-	(289,000)	-	(289,000)
Stock options granted	-	-	-	109,434	-	-	109,434
Tax effect of flow-through shares issued	-	-	(52,061)	-	-	-	(52,061)
Net loss	-	-	-	-		(8,112,593)	(8,112,593)
Balance at August 31, 2005	23,513,389	-	(314,662)	681,394	20,622	(19,157,396)	4,743,347
Issuance of common shares for cash	14,898,656	-	-	-	-	-	14,898,656
Issued on exercise of warrants	1,181,305	-	-	-	-	-	1,181,305
Issued on exercise of stock options	165,418	-	-	(47,670)	-	-	117,748
Issued for mineral properties	40,000	-	-	-	-	-	40,000
Translation adjustment	-	-	-	-	(658,380)		(658,380)
Unrealized gain (loss) on marketable securities	-	-	-		333,375	-	333,375
Stock options granted	-	-	-	160,376	-	-	160,376
Tax effect of flow-through shares issued	-	-	(80,755)	-	-	-	(80,755)
Net loss	-	-	-	-	-	(8,537,460)	(8,537,460)
Balance, August 31, 2006	39,798,768	-	(395,417)	794,100	(304,383)	(27,694,856)	12,198,212
Issued on exercise of warrants	11,454,791	-	-	-	-	-	11,454,791
Issued on exercise of stock options	892,557	-	-	(266,982)	-	-	625,575
Issued for mineral properties net of costs	227,742	-	-	-	-	-	227,742
Unrealized loss on marketable securities					1,520,001		1,520,001
Stock options granted	-	-	-	1,487,660	-	-	1,487,660
Translation adjustment	-	-	-	-	196,444		196,444
Tax effect of flow-through shares issued	-	-	105,514	-	-	-	105,514
Net loss	-	-	-	-	-	(10,037,221)	(10,037,221)
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718

P.72 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the year ended August 31, 2011

Table continued from previous page.
Unaudited

						Deficit
	Common					accumulated
	shares		Flow-through		Accumulated	during
	without par	Obligation	special		other	exploration &	Total
	value	to issue	warrants	Contributed	comprehensive	development	shareholders’
	Amount	shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718
Issued on exercise of warrants	1,487,500	-	-	-	-	-	1,487,500
Issued on exercise of stock options	1,334,748	-	-	(512,924)	-	-	821,824
Issued for mineral properties net of costs	163,236	-	-	-	-	-	163,236
Translation adjustment	-	-	-	-	(76,208)		(76,208)
Unrealized loss on marketable securities	-	-	-	-	(966,001)	-	(966,001)
Stock options granted	-	-	-	1,288,383	-	-	1,288,383
Net loss	-	-	-	-		(11,783,332)	(11,783,332)
Balance, August 31, 2008	55,359,342	-	(289,903)	2,790,237	369,853	(49,515,409)	8,714,120
Issuance of common shares for cash	34,174,382	-	-	5,288,917	-	-	39,463,299
Issued on exercise of stock options	411,592	-	-	(129,952)	-	-	281,640
Translation adjustment	-	-	-	-	108,145		108,145
Unrealized gain on marketable securities	-	-	-	-	1,017,002	-	1,017,002
Stock options granted	-	-	-	2,518,107	-	-	2,518,107
Net loss	-	-	-	-	-	(7,347,731)	(7,347,731)
Balance, August 31, 2009	89,945,316	-	(289,903)	10,467,309	1,495,000	(56,863,140)	44,754,582
Issued on exercise of stock options	1,848,807	-	-	(694,608)	-	-	1,154,199
Stock options granted	-	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	-	58,378	-	58,378
Realized gain on AFS securities	-	-	-	-	(1,925,002)	-	(1,925,002)
Net Income	-	-	-	-	-	32,958,313	32,958,313
Balance, August 31, 2010	91,794,123	-	(289,903)	9,937,596	(371,624)	(23,904,827)	77,165,365
Issuance of common shares for cash	135,365,649						135,365,649
Issued on exercise of stock options	1,932,401			(468,121)			1,464,280
Issued on exercise of warrants	27,220,459			(5,287,273)			21,933,186
Stock options granted				8,642,425			8,642,425
Net Income	-	-	-	-	-	(13,287,990)	(13,287,990)
Balance, August 31, 2011	256,312,632	-	(289,903)	12,824,627	(371,624)	(37,192,817)	231,282,915

Platinum Group Metals Ltd. (Exploration and Development Stage Company) P.73

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the year ended August 31, 2011

17. SUBSEQUENT EVENTS

The f ollowing events occurred subsequent to year end These. events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

a)

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals Property from Arctic Star Exploration (Arctic Star) for a payment of $50,000 and a 1.0% NSR royalty. The claims that comprise the Providence property will be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100,000. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78,216.

The camp and associated Land Use Permit will be purchased for an additional $20,000 once The Company has re-activated the corporate registration in the Northwest Territories. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012.

b)	Subsequent to year end, JOGMEC completed the 2011 drilling program at Warsprings. JOGMEC indicated they do not plan to fund further work on this project.

c)

The Company has agreed to acquire 49.9% of Mnombo. The Company will pay Mnombo R 1.2 million (US$150,000) and has agreed to fund Mnombo’s 26% share of costs on the Project to feasibility. The Company will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total of 49.97%.

d)	On November 15, 2011, the Company granted 4,154,000 incentive stock options to its employees at a price of $1.30 per share.

e)	On October 31, 2011, 50,000 incentive stock options were forfeited.

P.74 Platinum Group Metals Ltd. (Exploration and Development Stage Company)

CORPORATE
Information

R. Michael Jones
Director,
President & CEO

Frank Hallam
Director,
Secretary & CFO

Peter Busse
COO

Mlibo Mgudlwa
VP, PTM (RSA)
(Pty) Ltd.

Kris Begic
VP, Corporate
Development

Offices

CANADA:
Suite 328, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

T 604.899.5450
F 604.484.4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net
Toll Free 1.866.899.5450

SOUTH AFRICA:
Technology House
Greenacres Office Park
Victory Park, Johannesburg 2193
PostNet Suite No. 81
Private Bag X12
Rooseveltpark 2129

T +27(11) 782.2186
F +27(11) 782.4338

Directors & Officers

R. Michael Jones
Director, President & CEO

Frank Hallam
Director, Secretary & CFO

Peter Busse
COO

Mlibo Mgudlwa
VP, PTM (RSA) (Pty) Ltd.

Kris Begic
VP, Corporate Development

Dr. Barry Smee
Director

Iain McLean
Director

Eric Carlson
Director

Timothy Marlow
Director

Registered Office

Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Registrar and Transfer Agent

Computershare Investor Services
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada V6C 3B9

Legal Counsel

Gowlings Lafleur Henderson LLP
Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Auditors

Pricewaterhouse Coopers LLP
Suite 700, 250 Howe Street
Vancouver, BC, Canada V6C 3S7

Share Listing

TSX: PTM; NYSE-AMEX: PLG
SEC File #0-33562
CAPITALIZATION
ISSUED & OUTSTANDING: 177,584,542
OPTIONS: 15,354,500
WARRANTS: 0
FULLY DILUTED: 192,939,042
As at November 18, 2011

Annual General Meeting

Thursday, January 19, 2012
2:00 pm (PST)
550 Burrard Street, Bentall 5
Lobby Level Boardroom
Vancouver, BC, Canada

Design by OnTrack Media
ontrackco.com

PLATINUM GROUP METALS

PLG:NYSE AMEX
PTM:TSX

SOUTH AFRICA

TECHNOLOGY HOUSE
GREENACRES OFFICE PARK
VICTORY PARK
JOHANNESBURG 2193

POSTNET SUITE NO.81
PRIVATE BAG X12
ROOSEVELTPARK 2129

P +27 (11) 782.2186
F +27 (11) 782.4338

HEAD OFFICE

SUITE 328
550 BURRARD STREET
VANCOUVER, B.C.
CANADA, V6C 2B5

P 604.899.5450
F 604.484.4710
TF 1.866.899.5450